October 17, 1997

Goldman Sachs Credit Partners
85 Broad Street
New York, New York 10004

Subject: Valuation of the Vacant Land underlying the proposed Venetian and Lido
         Resorts in Las Vegas, Nevada
         Landauer File No. L131-97

Ladies and Gentlemen:

Pursuant to our engagement letter, we submit herewith our narrative appraisal report of the referenced property. We have inspected the site and improvements, evaluated the vacant land and casino hotel market conditions in the Las Vegas market area, and considered the local forces influencing property values.

The purpose of this appraisal is to estimate the market value of the land as an equity contribution. For that reason, we have valued the land under a hypothetical situation, specifically as if it were vacant and ready for development. Construction on the Venetian Project began on April 21, 1997. As of the date of our most recent inspection on October 17, approximately $68,000,000 had been expended on excavations, piers, foundations and other structural improvements. Therefore, the values stated below are not "as is" values. The work completed to date would have a positive effect on value. Thus an "as is" value would be greater than our hypothetical "as if vacant and ready for development" assumption.

Based on the available data, along with our analyses, opinions and conclusions, we are of the opinion that the market value of the fee simple interest in the
44.6 acres of land described in the attached report, as if vacant and ready for development, as of October 17, 1997, would be:

                     TWO HUNDRED TWENTY FIVE MILLION DOLLARS
                                  $225,000,000

Goldman Sachs Credit Partners
October 17, 1997

The value of the 30.9 acre Venetian site, as of October 17, 1997, as if vacant and ready for development, has been allocated as:

                     ONE HUNDRED FIFTY FIVE MILLION DOLLARS
                                  $155,000,000

The value of the 13.7 acre Lido site, as of October 17, 1997, as if vacant and ready for development, has been allocated as:

                             SEVENTY MILLION DOLLARS
                                   $70,000,000

Landauer acknowledges that the value reported by the appraiser will be used and reprinted for dissemination with regard to (a) borrowings being made from banks and/or institutional lenders for the purpose of developing the property and (b) in connection with a public offering or private placement of securities. The attached Assumptions and Limiting Conditions contain a limitation regarding dissemination of the appraisal.

At present the contiguous convention facility, the Sands Exposition and Convention Center (SECC) encroaches onto 2.28 acres of the tax parcels that include the subject site. The SECC is owned by an entity related to the subject's current ownership. In order to maximize the allowable density of the site, the related parties have entered into cross easement agreements that enable them to take advantage of the complementary pattern of parking utilization. The contiguous convention center would be a significant demand generator for any casino hotel project, regardless of theming or market orientation. We are of the opinion that any other prudent buyer would seek to negotiate a physical connection to the SECC in exchange for shared parking.

We have made certain assumptions regarding the aforementioned encroachment and provision of parking facilities based on our review of an unsigned copy the Reciprocal Easement, Use and Operating Agreement, (REA) issued June 24, 1997. This agreement is between Interface Group-Nevada, Inc. (Interface), which is the current owner of the Sands Exposition and Convention Center (SECC), and Las Vegas Sands, Inc. (LVSI), which owns the subject land upon which it or one or more affiliates plans to develop the Venetian (Phase I) resort and the Lido (Phase II) resort. However, some of the issues raised would be relevant to any development on the subject site. The following assumptions were made to estimate market value.

Goldman Sachs Mortgage Company
October 17, 1997

1.) The site area utilized in our valuation, which is net of the encroachment area, is based on the boundary line adjustment map prepared by Horizon Surveys and a preliminary site plan as drafted by Martin & Martin Civil Engineers dated February 17, 1997.

2.) Prior to consummation of the lot line modifications (as described in the
REA), the perpetual easement that permits the SECC to encroach are such that, for practical purposes it is equivalent to a fee simple interest.

3.) The parties involved do complete the lot line modification with all due diligence and as soon as reasonably possible as indicated in the REA or the SECC encroachment easement remains in effect pursuant to the REA.(1)

4.) The REA places the onus of providing 800 of convenient parking spaces on the owner/developer of the subject site. The SECC will be obliged to pay only ordinary maintenance charges on the spaces used.

To address this, we have adjusted the concluded land value to reflect the construction cost of 800 incremental parking spaces.

5.) During any construction on the subject parcel, the owner shall use commercially reasonable efforts to minimize interference with the use, enjoyment and occupancy of... the SECC. (2)

6.) There will be a series of reciprocal easements granted between the subject and the SECC regarding access, egress, parking, and common area maintenance. These easements will exist in perpetuity, and benefit any development on the subject property.

The appraisal report is further subject to the following specific conditions and assumptions, changes in which may materially affect the value conclusions reported herein.

------------------------
(1) Reciprocal Easement, Use and Operating Agreement, issued June 24, pages 10 and 11.
(2) Ibid, page 25

Goldman Sachs Mortgage Company
October 17, 1997

We certify that we have no interest in the property and our employment and compensation are not contingent upon our findings and conclusions. The following appraisal report is subject to the assumptions and limiting conditions made throughout the report.

Sincerely,

LANDAUER ASSOCIATES, INC.

Karen Johnson, MAI                                    Rodney A. Wycoff, CRE, MAI
Managing Director                                     Senior Managing Director

                       VACANT LAND UNDERLYING THE PROPOSED
             VENETIAN AND LIDO RESORTS ON LAS VEGAS BOULEVARD SOUTH
                              IN LAS VEGAS, NEVADA

                                TABLE OF CONTENTS

SUMMARY OF SALIENT DATA AND CONCLUSIONS....................................... 1
SUBJECT PHOTOGRAPHS........................................................... 2
ASSUMPTIONS AND LIMITING CONDITIONS........................................... 3
CERTIFICATION................................................................. 5
INTRODUCTION.................................................................. 6
REGIONAL ANALYSIS.............................................................10
THE VISITOR INDUSTRY..........................................................16
NEIGHBORHOOD ANALYSIS.........................................................33
SITE ANALYSIS.................................................................37
HIGHEST AND BEST USE..........................................................44
VALUATION.....................................................................49
SALES ANALYSIS................................................................50
RESIDUAL ANALYSIS.............................................................64
RECONCILIATION................................................................71

                                     Addenda

                                Legal Description
                                Engagement Letter
                       Photographs of the Subject Property
                     Photographs of the Subject Neighborhood
                              Comparable Land Sales
                            Hotel Investment OUTLOOK
                        Qualifications of the Appraisers

                                                                               1
                                         SUMMARY OF SALIENT DATA AND CONCLUSIONS

                     SUMMARY OF SALIENT DATA AND CONCLUSIONS

Subject:                          Vacant land.

Purpose of the Appraisal:         To
                                  estimate the market value
                                  of the fee simple interest
                                  in the subject property as
                                  of October 17, 1997, as if
                                  vacant and ready for
                                  development.

Location:                         3355 Las Vegas Boulevard South, Las Vegas,
                                  Nevada.

Site:                             1,940,571 square feet, or approximately
                                   44.55 acres.

Improvements:                     None at present.

Zoning:                           H-1 which permits gaming and hotel use
                                  by right.

Highest and Best Use:             Resort Casino connected to the Sands
  As Vacant                       Exposition and Convention Center.

Property Rights Appraised:        Fee Simple Interest.

Marketing Period:                 Nine to twelve months.

Indications of Value:

                                        Venetian Site  Lido Site    Both Sites

         Sales Comparison Technique:

                  Value per acre        $5,000,000     $5,100,000   $5,050,000
                  Acres                 30.86          13.69        44.55
         Total (rounded) Value          $155,000,000   $70,000,000
                                                       $225,000,000

         Residual Technique:

                  Value per acre:       N/A            N/A          $8,300,000
                  Acres:                N/A            N/A          44.5
         Total (rounded) Value:         N/A            N/A
                                                       $370,000,000

Valuation Date:                   October 17, 1997

                                                                               2
                                         SUMMARY OF SALIENT DATA AND CONCLUSIONS

Final Market Value Conclusion           $155,000,000   $70,000,000
                                                       $225,000,000

                                                                               3
                                                             SUBJECT PHOTOGRAPHS

                               SUBJECT PHOTOGRAPHS






                      [Photo of Assumed Condition Omitted]


                               Assumed Condition








              [Photo of Actual Condition on Date of Value Omitted]


                        Actual Condition on Date of Value

                                                                               4
                                             ASSUMPTIONS AND LIMITING CONDITIONS

                       ASSUMPTIONS AND LIMITING CONDITIONS

This report is made expressly subject to the following conditions and stipulations:

     1. Date and definitions of value, together with other definitions and assumptions on which our analyses are based, are set forth in appropriate sections of this report. These are to be considered part of these limiting conditions as if included here in their entirety.

     2. The conclusions stated herein, including values which are expressed in terms of the U. S. Dollar, apply only as of the date of value and are based on prevailing physical and economic conditions and available information at that time. Economic projections do not represent forecasting of future events. Rather, they reflect a method commonly used by investors to gauge the effect of anticipated trends on investment yields. No representation is made as to the effect of subsequent events which may significantly alter the conclusions reported herein.

     3. Title to the property is assumed to be marketable. The property is considered as being under responsible ownership and free of all encumbrances except as specifically discussed herein.

     4. Information reported herein has been obtained from reliable sources and, when feasible, has been verified. The appraisers reserve the right to make appropriate revisions in the event of discovery of additional or more accurate data.

     5. No responsibility is accepted by Landauer for considerations requiring expertise in other fields. Included in this category are ownership, legal description and other legal matters, survey of property boundaries, geologic considerations including soils and seismic stability, civil, structural or other engineering, and identification of hazardous or toxic substances. Data furnished or obtained from public sources relative to these matters has been adopted and is assumed to be correct.

     6. Except where specifically noted, we have no cause to expect the existence of undisclosed easements, encroachments or defects in title, access, geology, structural integrity or mechanical systems. Any need for further study indicated by our investigation has been disclosed to the client and/or noted in the report; results of any such studies furnished have been accepted and the source identified. Maps and other graphic materials reproduced herein are for illustrative purposes only and are not to be relied on for factual information.

     7. The appraisers have inspected the subject property with the due diligence expected of a professional real estate appraiser. The appraisers are not qualified to detect hazardous waste and/or toxic materials. Any comment by the appraisers that might suggest the possibility of the presence of such substances should not be taken as confirmation of the presence of hazardous waste and/or toxic material. Such determination would require investigation by a qualified expert in the field of environmental assessment.

                                                                               4
                                             ASSUMPTIONS AND LIMITING CONDITIONS

          The presence of substances such as asbestos, urea-formaldehyde foam insulation or other potentially hazardous material may affect the value of a property. The appraisers' value estimate is predicated on the assumption that there is no such material on or in the property that would cause a loss in value.

          No responsibility is assumed for any environmental conditions, or for any expertise or engineering knowledge required to discover them. The appraisers' descriptions and resulting comments are the result of the routine observations made during the appraisal.

     8. This appraisal covers only the real property described herein. Unless specifically stated to the contrary, it does not include consideration of mineral rights or related right of entry, nor personal property or the removal thereof. Values reported herein are not intended to be valid in any other context, nor are any conclusions as to unit values applicable to any other property or utilization than that specifically identified herein.

     9. By reason of this assignment, testimony, attendance in court, any government or other hearing with reference to the property is not required without prior arrangements having been made relative to such additional employment.

     10. Use and disclosure of the contents of this report is governed by the Bylaws and Regulations of the Appraisal Institute. The Appraisal Institute reserves the right to authorize its representatives to review this report and its supporting documentation. Except as set forth in the engagement letter to which these limiting conditions are attached, confidential distribution of copies of this report in its entirety may be made subject to the sole control of the addressee, however, excerpts may not be given to any third party without prior written consent.

     11. Except as set forth in the engagement letter to which these limiting conditions were attached, neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraisers or the firm with which they are connected, any reference to the Appraisal Institute or to the MAI or SRA designation) shall be disseminated to the general public through advertising or sales media, public relations media, news media or any other public means of communication without prior written consent.

                                                                               5
                                                                   CERTIFICATION

                                  CERTIFICATION

The undersigned certify that to the best of their knowledge and belief:

The statements of fact contained in this appraisal report and upon which the analyses, opinions and conclusions expressed herein are based are true and correct. This report is made subject to the Assumptions and Limiting Conditions set forth on the following pages which contain all of the limiting conditions (imposed by the terms of the assignment or by the appraisers) affecting the analyses, opinions and conclusions in this report.

Employment and compensation for making this appraisal are in no way contingent upon the value reported, and we certify that we have no direct or indirect current or prospective personal interest or bias in the subject matter of this appraisal report or to the parties involved.

No one other than the undersigned prepared the analyses, opinions or conclusions concerning real estate that are set forth in this report.

This report has been made in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Practice of the Appraisal Institute. The use of this report is subject to the requirements of the Appraisal Institute relating to reviews by its duly authorized representatives. As of the date of this report, Rodney A. Wycoff, MAI and Karen Johnson, MAI have completed the requirements of the continuing education program of the Appraisal Institute.

Karen Johnson, MAI personally inspected the property which is the subject of this report on February 10, 1997, March 7, 1997, August 4, 1997, and October 17, 1997. Rodney A. Wycoff, MAI, inspected the property on January 29, 1997.

Rodney A. Wycoff, CRE, MAI
Senior Managing Director
California Certified General Real Estate Appraiser License AG007074

Karen Johnson, MAI
Managing Director
Nevada Certified General Real Estate Appraiser License 02113
California Certified General Real Estate Appraiser License AG018739

                                                                               7
                                                                    INTRODUCTION

                                  INTRODUCTION

IDENTIFICATION OF THE PROPERTY

The subject property is located at 3355 Las Vegas Boulevard South in what is commonly referred to as Las Vegas, Nevada. The municipality governing the subject property is Clark County. The subject is currently recorded on the County's property tax records as all or portions of account numbers 162-16-202-008, 162-16-202-006 and 162-16-301-001.

The boundary lines of two tax parcels have not yet been relocated so that the SECC currently encroaches on 2.28 acres of the subject site. A copy of the proposed boundary line adjustment by Horizon Surveys is presented on page 38.

We have made certain assumptions regarding the aforementioned encroachment and provision of parking facilities and utilities as indicated in an unsigned Reciprocal Easement, Use and Operating Agreement (REA), issued June 24, 1997.

PURPOSE OF THE APPRAISAL

The purpose of this appraisal is to estimate the market value of the fee simple interest in the land underlying the proposed Venetian and Lido Resorts as of August 4, 1997, as if vacant and available for development.

HISTORY OF THE PROPERTY/BACKGROUND OF THE ENGAGEMENT

In the late 1950's, the first low-rise buildings of the Sands Hotel were constructed on the larger assemblage comprised of approximately 59.0 acres which includes the subject site. Additional buildings, and eventually a circular tower were added in the 1960's and 1970's.

The Sands Hotel and its excess land were purchased in 1989 for $110,000,000 by an affiliate of The Interface Group, doing business as Las Vegas Sands, Inc. An additional $18,500,000 was funded at purchase for recapitalization and capital improvements. The total investment in the original 59.0 acre property was therefore $128,500,000.

To increase the large parcel's frontage on the Strip, the 1.53 acre Tam O'Shanter Motel was bought in early 1996 for $12,400,000, or $8,104,575 per acre, increasing the site to 60.5 acres. This site is held under different ownership (Silver State Realty Trust) but is controlled by the same principal as the larger parcel.

In 1990, approximately 13.7 acres of excess land on the eastern boundary of the assemblage were developed with the Sands Exposition and Convention Center (Sands Expo Center) at a cost of

                                                                               8
                                                                    INTRODUCTION

$55,000,000. In 1994, the lower level parking garage of the Expo Center was converted into an additional 411,400 square feet of exhibit and meeting space at a cost of $15,500,000. The conversion of the former parking garage brought the net exhibit and meeting space total to 966,400 square feet. Pre-function areas bring the revenue producing space up to 1,001,400 square feet.

In early 1996, the Sands Exposition and Convention Center (Sands Expo Center) was transferred between affiliates. Las Vegas Sands Inc. (LVSI) sold the subject to the Interface Group - Nevada, Inc. (Interface) for $66,594,000, its approximate book value.

Between December 1996 and March 1997 the existing Sands Hotel and Casino complex was demolished at a total cost of approximately $6,000,000 to make way for two mega casino resorts, to be named the Venetian and the Lido. These casino hotels are planned to be physically connected to each other through a retail area and casino space and to the Sands Exposition and Convention Center by a common wall and indoor corridor. Parking facilities and a utility plant are to be shared also.

PROPERTY RIGHTS APPRAISED

The property rights appraised are what in mixed-use developments are considered to be a fee simple estate. A fee simple estate is defined as absolute ownership unencumbered by any other interest or estate; subject only to the limitations of eminent domain, escheat, police power, and taxation.

The intent of the REA is to eliminate the current encroachment of the Sands Expo Center (Interface land) onto 2.28 acres of the subject site by modifying the parcel boundary lines. Our appraisal assumes that this is completed, and

     ...Until such time as the lot boundary lines are relocated to eliminate the encroachment, Las Vegas Sands Inc. acknowledges that "(i) Interface owns fee title to the SECC (including, without limitation, that portion of the SECC that encroaches onto the Phase I land (the 'SECC Encroachment')) and
     (ii) LVSI has no right, title, interest or claim in or to the SECC (including, without limitation, the SECC encroachment)".

The subject is also encumbered by the obligation to provide 800 parking spaces to the Sands Exposition and Convention Center.

The remaining easements assumed for the market value estimate are typical of those encumbering regional malls and the individual fee components of mixed-used developments.

                                                                               9
                                                                    INTRODUCTION

DEFINITION OF MARKET VALUE

For the purpose of this appraisal, Market Value is defined as follows:

     The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale on a specific date and the passing of title from seller to buyer under conditions whereby:

     (1)  Buyer and seller are typically motivated;

     (2) Both parties are well informed or well advised and acting in what they consider their own best interests;

     (3)  A reasonable time is allowed for exposure in the open market;

     (4) Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

     (5) The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.(3)

As further clarification, NCREIF believes that it is reasonable under current market conditions to assume up to one year to sell a property. Conversely, a marketing period of three years would typically not be appropriate under the Market Value definition. Further, Market Value does not assume a "liquidation sale" (forced sale) which would place undue emphasis on time and cash.(4)

An estimate of market value requires that the appraisal reflect the attitudes and behavior of typical investors and developers. In addition, an estimate of market value considers the continuous attempt of market participants to maximize real estate values, generate increased revenues and reduce risk. The market value indications included in the Valuation Section are based upon the above requirements.
--------------------------
(3) Standards of Professional Appraisal Practice of the Appraisal Institute" and Uniform Standards of Professional Appraisal Practice," The Appraisal Foundation, 1994, page.

(4) "CREIF Clarification Statement Regarding 'Market Value' ", National Council of Real Estate Investment Ficuciaries, 1991.

                                                                              10
                                                                    INTRODUCTION

MARKETING AND EXPOSURE PERIOD

There are a number of prospective buyers actively looking for an assembled, developable site for mega casino resort development. We estimate that the actual marketing period would require no more than six months. However, due diligence periods prolong the effective marketing period by three to six months. A total marketing and due diligence period of nine to twelve months is deemed appropriate for the subject site.

The retrospective exposure period is estimated to be the same.

DATE OF VALUE ESTIMATE

In order to incorporate the most current information, the property is valued as of October 17, 1997, the date of the most recent inspection. The value was first estimated using the data available and under economic conditions prevailing as of March 7, 1997. Negotiations regarding the Reciprocal Easement, Use and Operating Agreement delayed the publishing of the report. The property was inspected on January 29, February 10, March 7, 1997, August 4, 1997, and October 17, 1997 by Karen Johnson, MAI. Mr. Rodney A. Wycoff, MAI, CRE, inspected the property on January 29, 1997.

SCOPE OF THE ASSIGNMENT

The scope of this appraisal involved the systematic research and analysis necessary to reach a market value estimate for the land underlying the proposed Venetian Resort.

Our research included a review of the current market for vacant land on the Las Vegas Strip. Historical sales data was reviewed in order to estimate an appropriate basis for our estimate of the current market value. Because of the dated or less desirable nature of these comparables, a residual technique was also considered. Our investigation included a thorough market overview in order to gauge the current condition of the Las Vegas casino resort and convention market. Historical development and absorption trends were analyzed. A summary of projects currently planned and proposed was developed and their status in the planning/approvals process was reviewed.

Last, a final value estimate was reached based on the above analyses, influenced by the most reliable and appropriate data. This full narrative report is the result of our findings and analyses.

                                                                              11
                                           REGIONAL ANALYSIS - LAS VEGAS, NEVADA

                                REGIONAL ANALYSIS

Geographical, social, political and economic trends are the factors that have the most profound effect upon the real estate market. The following is a discussion of these trends as they affect the economic base and strength of the Las Vegas Metropolitan Statistical Area (MSA) and the City of Las Vegas in particular.

GEOGRAPHICAL

The subject is located within the most southern region of Nevada consisting of Clark and Nye Counties. Combined with Mohave County in Arizona, Clark and Nye Counties compose the Las Vegas Metropolitan Statistical Area (MSA). The City of Las Vegas is within the 864 square mile Las Vegas Valley of Clark County. Clark County is approximately 7,910 square miles, most of which is undeveloped desert and wildlife ranges owned by the Federal Government. To the north of Clark County is Lincoln County, to the west is Nye County, also to the west and south is California, and the Colorado River and Lake Mead are a natural eastern border separating the county and state from Mohave County in Arizona. Las Vegas is approximately 290 miles north-east of Los Angeles.

POPULATION

Since 1980, the Las Vegas MSA has experienced an average compound annual growth rate of 4.9 percent per year. Historical population figures and projections are shown in the following table.

                                  LAS VEGAS MSA

                                                           Compound
                                                            Annual
        Year                     Population                 Growth
---------------------       -------------------      ---------------------
        1980                           538,000               N/A
        1990                           875,000               5.0%
        1995                         1,144,000               5.5%
   1st Qtr. 1997                     1,219,000               3.2%
     Est. 2000                       1,352,000               3.5%

Source:  DRI/McGraw-Hill, U.S. Markets Review.

                                                                              12
                                           REGIONAL ANALYSIS - LAS VEGAS, NEVADA

Since 1970, the City proper has experienced population growth at an average compound annual rate of 4.8 percent per year. The City's population figures and estimates are shown in the following table.

                                CITY OF LAS VEGAS

                                                           Compound
                                                            Annual
        Year                     Population                 Growth
---------------------       -------------------      --------------------
        1970                      125,787                    --
        1980                      164,674                   2.7%
        1990                     258,295                    4.6%
     July 1996                   401,703                    7.6%

Source:  Clark County Comprehensive Planning Department

Population in the City of Las Vegas has increased significantly since 1970 and will continue to do so due to economic expansion. By the year 2000, DRI estimates that population will increase to 1.35 million residents, an increase of nearly 55% over 1990. Booming population growth will be driven by economic growth. Along with the hotel, gaming and recreation industry, business and personal services, trade, state and local government, transportation, communications and utilities are areas of the economy that are expected to grow.

EMPLOYMENT

During 1996, total employment increased 8.1%. Much of this increase is the result of new casino openings and construction of new properties. In absolute numbers, the industry that created the most new jobs during 1996 was services, but construction, trade and durable goods manufacturing grew at faster percentage rates. Many new manufacturing firms relocated to Las Vegas from California in the early 1990's as a result of the recessionary period California experienced. Now that California's economy is recovering, the rate of growth in local manufacturing jobs is expected to decline, but this should have little effect on the Las Vegas economy. Current casino openings are expected to increase services employment by about 15,000 jobs in both 1997 and 1998.

                                                                              13
                                           REGIONAL ANALYSIS - LAS VEGAS, NEVADA

Presented below is historical employment and unemployment data pertaining to the Las Vegas MSA. The labor force has grown, on average, at a compound rate of 11.5 percent annually over the last four years, while the number of people employed has grown at a greater rate of 12.0 percent per year. This has resulted in a substantial decrease in the unemployment rate.

                                            Employment and Unemployment
                                                   Las Vegas MSA

                                                                                                       Compound
                                                                                      1st Qtr.      Annual Growth
 Year                                      1992            1994          1996             1997        Since 1992
 ----------------------------- ----------------- --------------- ------------- ---------------- -----------------------
 Labor Force                            422,800         572,000       648,000          654,000          11.5%
 Employment                             394,050         535,392       614,952          620,646          12.0%
 Unemployment                            28,750          36,608        33,048           33,354           3.8%
 Unemployment Rate                         6.8%            6.4%          5.1%             5.1%

Source:  DRI/McGraw-Hill

The unemployment rate decreased from 1992 to 1994 by 0.4 of a percent. The current unemployment rate is 5.1 percent, down from 6.8 percent in 1992. By comparison, unemployment for the State of Nevada is presently 5.0 percent, while the U.S. unemployment is 5.2 percent.

Nevada is one of the fastest growing states in the country. Due to a number of factors including lower corporate and personal tax burdens, a lower cost of doing business and the community's pro-business attitude, Nevada has been ranked first as the fastest growing economy in the west by the DRI/McGraw Hill Regional Forecast Summary over the last three years. It is forecasted to maintain that ranking through 2001.

The MSA's economic vitality is closely related to the visitor industry which directly provides, at the least, one out of three area jobs. Las Vegas is one of the nation's favorite vacation destinations. During 1996, 29.7 million people visited Las Vegas and spent $22.5 billion in the area including gaming revenues. New developments increase employment opportunities, which in turn allow for growth in related services.

The City has been striving to diversify its employment base particularly in the manufacturing, distribution/warehousing and finance, insurance and real estate
(FIRE) sectors. The City forecasts that the greatest percentage increases in job growth will occur in the non-gaming areas. However, in terms of absolute numbers, the visitor industry is likely to continue to add the greatest number of new jobs.

                                                                              14
                                           REGIONAL ANALYSIS - LAS VEGAS, NEVADA

This is evident from a review of the top ten employers in Las Vegas provided below.

                                  LAS VEGAS MSA
                                 MAJOR EMPLOYERS

           Company                             Business Type

--------------------------------------------------------------------------------
 1.        MGM Grand                           Hotel, Casino Operations
 2.        Mirage Casino-Hotel                 Hotel, Casino Operations
 3.        University of Nevada--Las Vegas     Education Services
 4.        Treasure Island at the Mirage       Hotel, Casino Operations
 5.        Caesar's Palace                     Hotel, Casino Operations
 6.        Excalibur Hotel & Casino            Hotel, Casino Operations
 7.        Hilton Corporation                  Hotel, Casino Operations
 8.        Luxor Hotel & Casino                Hotel, Casino Operations
 9.        Circus Circus Casino                Hotel, Casino Operations
10.        The Monte Carlo                     Hotel, Casino Operations

Source: DRI/McGraw-Hill U.S. Markets Review, 1st Qtr. 1997.

Because of the relative importance of the visitor industry to Las Vegas' economy and to the success of the subject's tradeshow facility, the local gaming market and the local hotel market will be discussed at length.

                                                                              15
                                           REGIONAL ANALYSIS - LAS VEGAS, NEVADA

TRANSPORTATION

Freeways

Las Vegas is served by two major freeways and a number of smaller highways. Interstate 15 extends north from the east/west 40 freeway through the southern portion of the state and city and is the primary road link to Los Angeles. Interstate 215 extends north and south through the central portion of the metro area and is a branch of the 95 and 93 freeways. State Highways 159 and 160 form a loop around the western and southern portions of the city. Highway 582 is a link between Las Vegas and Henderson. And highways 146, 147 and 167 help provide additional highway circulation to immediate surrounding areas. By the year 2000, Las Vegas traffic counts are expected to increase by at least 30 percent above 1996 levels. As a result, Clark County is attempting to maintain and upgrade its roadways through regular improvements.

Airports

The McCarran International Airport has an important role in Clark County's business and development growth plan. McCarran is ranked the 10th busiest airport in the United States, accommodating almost 30.5 million travelers in 1996, an estimate of 8.7 percent above 1995 levels. From 1988 through 1994, total passenger count at the airport increased at a substantial compound annual growth rate of 8.8 percent.

Since airport traffic is increasing at such rates, Clark County has committed to spending $450 million in improvements to accommodate for anticipated future levels of passenger traffic. During 1997 the ticketing lobby was expanded by 150 lineal feet to increase the number of ticketing positions and a small general aviation runway was expanded to accommodate full-size commercial carriers, bringing the total number of jet runways to four. In the summer of 1998 the first 26 gates of a 50 gate "D" terminal expansion will be completed, along with a baggage handling expansion and new people mover system. Because of its superlative air service, Las Vegas has an advantage over many other convention and vacation destinations.

Rail

Las Vegas is accessible via railroad for both freight and passenger service. Both Union Pacific and Amtrak have lines running into the County and City connecting Las Vegas with Los Angeles, Phoenix and Salt Lake City.

                                                                              16
                                           REGIONAL ANALYSIS - LAS VEGAS, NEVADA
Intercity Bus Lines

A number of bus lines are available in Las Vegas, some of which are the following: Greyhound, Las Vegas-Tonapah-Reno Stage Line, Ray & Ross, Sun Valley, Westside Charter Service, Funbus Luxury Travel and the Gray Line Tours. Also available in the intracity is the Las Vegas Transit System.

CONCLUSION AND TRENDS

Las Vegas continues to be one of the fastest growing cities in the nation. Along with rapid growth in tourism, the Las Vegas market also continues to expand into other industries as well. Strong growth in tourism is projected to continue for the next five years. A pro-business atmosphere and favorable tax climate will support the growth of professional and service industries at a similar rate. Employment is strong and will continue to strengthen as the economy diversifies.

                                                                              17
                                                            THE VISITOR INDUSTRY

                              THE VISITOR INDUSTRY

Presented in the following subsections are discussions of the three critical components of the Las Vegas Visitor Industry: The Convention Market, the Gaming Market and the Hotel Market.

THE CONVENTION MARKET

Due to warm weather, the presence of two major convention centers, an extensive hotel inventory with comparatively low room rates, affordable airfares and the appeal of gaming, Las Vegas now hosts more major national conventions and trade shows than any other destination. Two of the nation's five largest convention centers are located in Las Vegas: the Las Vegas Convention Center and the Sands Expo & Convention Center. The Sands Exposition & Convention Center (Sands Expo Center) is located next to the subject site and boasts 935,000 square feet of prime exhibit space. In addition to the exhibit space, the Sands Expo Center also offers 23 meeting rooms totaling 31,400 square feet and a superior location within one block of "The Strip."

The Las Vegas Convention Center (LVCC) has approximately 1,300,000 square feet of indoor, finished area broken out as follows: 761,522 square feet of exhibit space, 149,862 square feet of meeting space, 85,200 square feet of lobby/registration space, a 14,623 square foot restaurant and 288,793 square feet of access, circulation and support areas. An expansion broke in July of 1997 to increase exhibit space by 279,000 square feet and to add 42,400 square feet of meeting space. The expansion is scheduled to be completed by the third quarter of 1998.

The following table is a ten-year summary of the conventions, attendance and revenue that have occurred in Las Vegas at the two major centers and in the city's hotels.

                                                                              18
                                                            THE VISITOR INDUSTRY

                         CITYWIDE CONVENTION STATISTICS


              Number of                                Annual              Non-Gaming              Annual
  Year       Conventions          Attendance         Growth Rate         Economic Impact         Growth Rate

--------- ------------------ --------------------- ---------------- -------------------------- ----------------
  1987           556              1,677,716              --              $1,197,168,704              --
  1988           681              1,702,158             1.5%              1,242,227,536             3.8%
  1989           711              1,508,842            -11.4%             1,140,912,624             -8.2%
  1990          1,011             1,742,194             15.5%             1,358,243,318             19.1%
  1991          1,655             1,794,444             3.0%              1,482,327,551             9.1%
  1992          2,199             1,969,435             9.8%              1,693,074,125             14.2%
  1993          2,443             2,439,734             23.9%             2,253,526,873             33.1%
  1994          2,662             2,684,171             10.0%             3,034,267,004             34.7%
  1995          2,826             2,924,879             9.0%              3,359,162,165             10.7%
  1996          3,827             3,305,507             13.0%             3,943,105,480             17.4%

Source:  Las Vegas Convention and Visitors Authority, January 1997.

Convention attendance growth and non-gaming economic revenue have increased at annual compound average growth rates of 7.8 percent and 14.2 percent, respectively over the last ten years. Growth in attendance and non-gaming impact was positive in all but one year. The relatively low growth rate in 1991 coincided with the start of a national recession. A significant contributor to the increase in 1993 was the maturation of the Sands Expo Center and opening of an expansion at the Las Vegas Convention Center. Through May 1997, attendance at conventions in Las Vegas increased by 5.1 percent over the same five months of 1996.

Over the past decade the number of new groups coming to Las Vegas has increased at a compound annual average rate of 28.3 percent per year as depicted in the following table.

                                                                              19
                                                            THE VISITOR INDUSTRY

              LAS VEGAS CITY-WIDE CONVENTION AND TRADE SHOW SUMMARY
                            NEW VERSUS REPEAT GROUPS

Calendar Year          No. Conventions                  New                   Repeat              Repeat 5 plus
-------------------    ---------------------    --------------------    --------------------    ------------------
       1976                      325              38.5%         125         41.5%      135         20.0%       65
       1981                      515              51.8%         267         32.2%      166         15.9%       82
       1986                      564              50.0%         282         35.5%      200         14.5%       82
       1991                    1,655              80.6%       1,334         12.4%      205          7.0%      116
       1996                    3,827              89.0%       3,406          7.0%      268          3.9%      149

Compound Annual Growth Rates

1976 to 1996                     8.6%               --         11.6%         --        2.3%                   2.8%
1986 to 1996                    21.1%               --         28.3%         --        3.0%                   6.2%
1991 to 1996                    18.3%               --         20.6%         --        5.5%                   5.1%


Source:  Las Vegas Convention and Visitors Authority.

Nearly 90 percent of the groups meeting in Las Vegas during 1996 had never met there before. In absolute numbers, the number of new groups has doubled in the past five years (3,406 groups in 1996 versus 1,334 groups in 1986). However, when expressed as a percentage rate of growth the figure has moderated slightly to 20.6 percent from a 28.3 percent growth period over the past ten years. Many of the new groups are being retained, as demonstrated by the consistent growth in the number of repeat groups. Las Vegas has been very successful in attracting and retaining new group business.

Statistics from the Las Vegas Convention and Visitors Authority (LVCVA) indicate that through July 1997, attendance at conventions in Las Vegas increased by 3.6 percent over the first seven months of 1996. Future growth will be facilitated by the 1.0 million square feet of meeting space now under construction at the LVCC, the Venetian, the MGM Grand, Caesar's, Bellagio, Paris and Project Paradise.

                                                                              20
                                                            THE VISITOR INDUSTRY

GAMING MARKET OVERVIEW

Las Vegas tourism is driven primarily by its gaming industry. Legalized in Nevada in 1931, gaming distinguished this destination from every other in the country (outside of Nevada) until its recent spread to other parts of the nation. Today, Las Vegas' gaming revenues comprise just over 40 percent of the total national gaming revenues. The legalization of gambling in many states has not had a negative impact on gaming revenues in the state of Nevada, Clark County or Las Vegas. In fact, gaming revenues in Clark County have steadily increased over the years as the following chart shows.

                                  CLARK COUNTY
                              GROSS GAMING REVENUE

                               Gross                Percentage
---------------------- ------------------------ -------------------
        Year                   Gaming                 Change
                              Revenues

---------------------- ------------------------ -------------------
        1987                  $2,789,336,000            --
        1988                   3,136,901,000          12.5%
        1989                   3,430,851,000           9.4%
        1990                   4,104,001,000          19.6%
        1991                   4,152,407,000           1.2%
        1992                   4,381,710,000           5.5%
        1993                   4,727,424,000           7.9%
        1994                   5,430,651,000          14.9%
        1995                   5,717,567,000           5.3%
        1996                   5,783,735,000           1.2%
   Compound Annual                                     8.4%
       Growth

Source: Las Vegas Convention and Visitors Authority, January 1997.

Through July 1997, gaming revenues in Clark County had increased by 4.6 percent over the same seven months of 1996.

                                                                              21
                                                            THE VISITOR INDUSTRY

The proliferation of gaming outside of Las Vegas, particularly in the Southern and Midwestern States has promoted the social acceptance of gaming in these new markets. Due to a conscious shift in market orientation, Las Vegas has shaken off its former reputation as the vice capital of the country and has emerged as a mainstream destination, billing itself as America's entertainment superstore. In a 1996 survey by the American Society of Travel Agents, Las Vegas unseated Orlando as the Number 1 tourist destination. The "must see" quality of the newest mega resorts has enabled Clark County gaming revenues to increase at a compound average annual growth rate of 8.4 percent since 1987.

The following table presents gaming revenue per area in Las Vegas and contrasts performance in 1996 with 1995. Las Vegas revenues appear to have reached a level of stabilization, and if further growth in revenues is going to occur, casino operators believe that the number of guest rooms and gaming facilities must increase.

                                    LAS VEGAS
                             GAMING REVENUE BY AREA

   County                1995                  1996                   Change
------------- ------------------------------------------------- ----------------
Clark County         $5,717,567,000        $5,783,735,000              1.2%
Las Vegas MSA         4,557,331,000         4,618,674,000              1.3%

Strip                 3,610,477,000         3,579,673,000             -0.9%
Downtown                641,853,000           678,852,000              5.8%
Boulder Strip           305,001,000           360,149,000             18.1%


Source:  Las Vegas Convention and Visitors Authority, January 1997.

The decline in 1996 for "Strip" gaming revenues was caused almost entirely by an isolated double digit decline in the month of November. Through October, growth was positive. December 1996 and January 1997 revenues also showed increases. Local observers attribute the decline to 1) a major swing in Baccarat play and
2) erroneous odds making on two nationally televised prize fights. There are a handful of international Baccarat players that can affect annual gaming revenues at any one casino by 30 to 40 percent.

Indicative of the changing profile of the Las Vegas visitor is the gaming revenue on a per occupied room night basis. This is presented in the following table.

                                                                              22
                                                            THE VISITOR INDUSTRY

                                  CLARK COUNTY
                       GAMING REVENUE PER HOTEL ROOM NIGHT

                                     Estimated Room
              Gaming Revenue        Nights Occupied        Revenue Per Occupied
  Year          (in 000's)             (in 000's)                  Night
---------------------------------------------------------- ---------------------
  1991          $4,152,407               22,530                    $184
  1992          $4,381,710               23,430                    $187
  1993          $4,727,424               24,617                    $192
  1994          $5,430,651               28,208                    $193
  1995          $5,717,567               28,695                    $199
  1996          $5,783,735               30,638                    $189


Source:  Las Vegas Convention and Visitors Authority, January 1997.

The rate of growth in gaming receipts, when expressed on a per occupied room basis, is not keeping pace with inflation or the cost to construct many of these new highly themed mega-resorts. Even if the decline in 1996 is omitted, the compound annual rate of growth was only 2.0 percent per year between 1991 and 1995. If 1996 is indicative of the new market's profile, the rate of growth in gaming revenues per occupied room has been only 0.5 percent per year. Hotel room revenues, food and beverage revenues, and retail sales have, however, been increasing at rates faster than inflation. From the standpoint of investors and the lending community, this diversification is a positive change.

It is expected that Las Vegas will continue to attract a broader profile of visitors in the future as more themed hotels, restaurants and retail centers are developed. Visitor expenditures will be consumed by many attractions other than gaming and thus, gaming revenues per occupied room night will likely flatten or decrease consistent with the recent past.

Through July 1997, the gaming revenue per occupied room night declined to $188 from $191 for the same period of the previous year.

                                                                              23
                                                            THE VISITOR INDUSTRY

LODGING MARKET OVERVIEW

The Las Vegas lodging market has experienced unprecedented growth during the 1980's, as well as an evolution of the concept of the casino/hotel.

                                 LAS VEGAS AREA
                             HOTEL/MOTEL INVENTORY,
                        ROOMS AVAILABLE AS OF DECEMBER 31

                     Number of                    Percentage
---------- ------------------------------ ---------------------------
  Year           Hotel/Motel Rooms                  Change
---------- ------------------------------ ---------------------------
  1987                58,474                          --
  1988                61,394                         5.0%
  1989                67,391                         9.8%
  1990                73,730                         9.4%
  1991                76,879                         4.3%
  1992                76,523                        -0.5%
  1993                86,053                        12.5%
  1994                88,560                         2.9%
  1995                90,046                         1.7%
  1996                99,072                        10.0%


Source:  Las Vegas Convention and Visitors Authority, January 1997.

Over the ten year period, the rooms inventory in Las Vegas grew at a compound annual rate of 6.0 percent. Most recently the 1,500 room Stratosphere Hotel opened in April, 1996 followed by the 3,014 room Monte Carlo in June. These two properties and additions to the Luxor and the Rio are largely responsible for the significant (10.0) percent increase in room inventory as of December 31 when 1996 is compared to 1995. In addition, the New York-New York Hotel and Casino added another 2,035 rooms in January, 1997. The Las Vegas lodging market contained 101,106 hotel and motel rooms as of January 3, 1997. This combined with a number of other openings and expansions during 1997 have caused the average supply during the first seven months of 1997 to be 10.5 percent greater than in 1996.

                                                                              24
                                                            THE VISITOR INDUSTRY
HISTORICAL PERFORMANCE

The historical occupancy performance of the aggregate Las Vegas hotel and motel market from 1987 through 1996 is presented in the following table.

                              LAS VEGAS METRO-WIDE
                        HISTORICAL OCCUPANCY PERFORMANCE

                     Hotel                        Motel                   City-Wide
  Year       Occupancy Performance        Occupancy Performance      Occupancy Percentage
----------------------------------------------------------------------------------------------
  1987               87.0%                        74.0%                     83.4%
  1988               89.3%                        73.7%                     85.1%
  1989               89.8%                        72.5%                     85.2%
  1990               89.1%                        69.8%                     84.7%
  1991               85.2%                        62.6%                     80.3%
  1992               88.8%                        66.1%                     83.9%
  1993               92.6%                        69.7%                     87.6%
  1994               92.6%                        73.2%                     89.0%
  1995               91.4%                        72.4%                     88.0%
  1996               93.4%                        75.7%                     90.4%


Source:  Las Vegas Convention and Visitors Authority, January 1997.

Despite the pace of additions, hotel and motel occupancy rates improved between 1987 and 1996. The pace of growth in demand has outstripped the rate of growth in supply. However, through July 31, 1997, the overall metro-wide occupancy rate has declined from 91.9 percent to 87.9 percent. This is attributable to the recent increases in supply. According to statistics from the Convention and Visitors Bureau, demand increased by 6.8 percent through July whereas supply increased by 10.5 percent. Given the 6.8 percent growth rate in demand, we believe that talk of Las Vegas having reached its

                                                                              25
                                                            THE VISITOR INDUSTRY

saturation point is premature. In virtually any other community, a 6.8 percent growth rate qualifies as "booming" demand. The market appears to be experiencing a lag between the rate of growth in supply and the rate of growth in demand. The rate of growth in supply will fall off slightly in the second half of 1997. The only significant addition to open between now and the third quarter of 1998 is a 1,200 room expansion to Caesar's Palace.

The Las Vegas lodging market's performance is particularly successful when contrasted against the performance of hotels and motels on a national basis.

                                    LAS VEGAS
                         OCCUPANCY VS. NATIONAL AVERAGE

   Year       National Occupancy       Las Vegas Occupancy      Net Difference
---------- ------------------------ ------------------------- ------------------
   1994             65.2%                     89.0%                  36.5%
   1995             65.5%                     88.0%                  34.4%
   1996             65.2%                     90.4%                  25.2%


Source:  Las Vegas Convention and Visitors Authority.

As is evidenced by the growth in demand, these properties, which comprise the majority of the recent additions to the supply, have demonstrated the strong ability to induce significant demand into the Las Vegas market. These hotels, through their themed attractions and extensive national and international marketing efforts, have greatly broadened the potential Las Vegas visitor market.

The cost of constructing these new mega-resorts is significant. As indicated in the previous table on gaming revenue per occupied room night, the increased levels of capital expenditures are not translating into higher gaming revenue on a per unit (occupied room) basis. Thus, mega-resort operators are recognizing that the increased costs must be borne by improved profitability in the rooms, food and beverage, and entertainment departments. Pricing these items at "below cost" can no longer be recovered by increased gaming revenues.

According to the Las Vegas Convention and Visitors Bureau, the average daily room rate in Las Vegas is approximately $45. This figure factors complimentary rooms in at zero revenue, when in fact the casino departments are required to "buy" the rooms from the hotel rooms department at a predetermined rate. This $45 rate is based on intercept interviews and not on any total room revenue or transient occupancy tax figures. We consider it unreliable and meaningless.

                                                                              26
                                                            THE VISITOR INDUSTRY

More reliable data is available from the Nevada Gaming Abstract. For Clark County, the 132 gaming properties reported an average daily room rate of $61.27 in fiscal 1995/96. These properties accounted for 83,067 rooms or 93 percent of the inventory estimated by the Convention and Visitors Bureau as 89,300 as of December 31, 1995. (This would be the mid-point of the fiscal year and would be less likely to overstate the average number of rooms available during the year.

For the 40 Strip Casino hotels with gaming revenues in excess of $1,000,000, the average daily room rate in fiscal 1995/96 was $74.32. For the 19 largest casino hotels which had gaming revenues of $72,000,000 and over, the average daily room rate was $79.19 in fiscal 1995/96. Presented in the following table is a summary of the growth in the average daily room rate for this most relevant category.

                    AVERAGE DAILY ROOM RATES FOR STRIP HOTELS
                      WITH $72.0 M PLUS IN GAMING REVENUES

                                     Average Daily                  Percent
             Fiscal Year                  Rate                      Change
----------------------------------- ----------------- --------- ----------------
               1993/94                   $66.20                       N/A
               1994/95                   $74.61                      12.7%
               1995/96                   $79.19                      6.1%
        Compound Annual Growth                                       9.4%

While growing at a rate that is roughly three times that of inflation, these rates were still well below those at other major convention destinations. We compiled a survey sample of the six other key trade show destinations, matching the number of hotel rooms surveyed to each city's percentage contribution to the trade show market. For the sample of headquarters hotels from these cities, the average daily room rate in calendar 1996 was $139.25, an increase of 10.0 percent over 1995. We prepared a second survey of emerging sun-belt convention destinations, to examine room rates in cities that are expanding their Convention Centers - San Antonio, San Diego, and San Francisco. The average rate for large, headquarters hotels in these cities was $140.42 and had grown 6.5 percent from the previous year.

Part of the reason that Las Vegas' rates are so low is that most of the casino hotels have not constructed a material amount of meeting space on-site. For example the 3,000 room Monte Carlo has only 35,000 square feet of meeting space. With little commercial demand, these hotels mostly rely on the Las Vegas convention center and the Sands Expo Center for mid-week convention businesses. These

                                                                              27
                                                            THE VISITOR INDUSTRY

facilities do not generate demand every day, and so the "under equipped" hotels must fill-in with very low-rated tour and travel business.

The recent imbalance between the rates of growth in supply and demand in 1997 has resulted in lower average daily room rates during the summer months. Summer is traditionally the lowest rated (priced) season because of the national decline in convention activity and the softening of leisure demand due to the high temperatures. It should not be surprising that the temporary imbalance in supply and demand is being felt most during the summer months, and that it is being felt most in room rates. With the Fall seasonal increase in convention activity, more temperate weather, and the deceleration in the rate of supply growth, the current discounting should abate. Further, the discounting has affected the bottom of the market most severely. During the Second quarter of 1997, the Mirage, the Treasure Island and the MGM Grand were all able to maintain or improve their average daily rates.

The room rates in these competitive cities are likely to continue to show real growth in the near term due to the current shortage of rooms. A January 3, 1997 article in U.S.A. Today titled "Hotel Shortage Hits Big Cities" indicated that hoteliers are forgoing the discounted group business associated with major conventions in favor of higher rated commercial demand. The City of Chicago recently lost its bid to host a major Tradeshow 200 event, the Pittcon Scientific Convention, because of an inability to procure a 26,000-room block for exhibitors and attendees. Rising rates and availability issues in the competitive cities bode well for the Las Vegas hotel industry, which could accommodate this room block in ten hotels with room to spare.

The fundamentals for continued growth are favorable. The diversification of its market away from the core gamblers' market to "Middle America" continues to attract first-time visitors. And while the number of international visitors is small relative to the total, the potential for growth from this market is immense. Europeans in particular are awed by the scale and spectacle of the mega-resorts and are adding Las Vegas to the Western tour circuit that previously included only Los Angeles, the Grand Canyon, Yosemite and San Francisco.

Presented in the following chart is a summary of the states and countries of origin for visitors to Las Vegas between 1990 and 1996.

                                                                              28
                                                            THE VISITOR INDUSTRY

                    ORIGIN OF VISITORS BY PLACE OF RESIDENCE

                                           1990       1991       1992        1993       1994        1995        1996
                                        ----------- ---------- ---------- ----------- ---------- ----------- -----------
U.S.

Total                                      90%         88%        85%        85%         86%        87%         82%
Eastern States                              9%          9%        10%         8%          9%        10%          9%
Southern States                            13%         14%        13%        11%         12%        12%         12%
Midwestern States                          17%         15%        17%        17%         14%        13%         15%
Western States                             51%         48%        45%        49%         50%        51%         46%
     California                            33%         33%        30%        32%         33%        35%         30%
     Arizona                                4%          5%         4%         6%          5%         3%          4%
     Other                                 14%         11%        10%        11%         12%        12%         12%
No Zip Code Given                           0%          1%         1%         0%          1%         1%          0%
Foreign
Total                                      10%         12%        15%        15%         14%        13%         18%
     Canada                                 4%          5%         6%         6%          6%         5%         --
     Germany                               --           2%         3%         3%          4%         1%         --
     England                                2%          2%         2%         2%          2%         3%         --
      Other European                        2%          2%         3%         2%          2%         2%         --
      Other Non-European                    2%          2%         2%         2%          2%         2%         --


Source:  Las Vegas Convention and Visitors Bureau

The percentage of foreign visitation previously peaked in 1992 and 1993, then declined with a resurgence in the percentage of visitors from California. In 1996, the percentage of foreign visitation spiked upward again. No detail was provided in the most recent publication that would indicate the countries of origin that contributed to the gain. The table also shows an uneven pattern for California which has consistently been the largest single market for Las Vegas. The effects of California's restructuring are reflected in the decline in percentage contributions in 1992; its recovery pattern is evidenced from the gradual increase until 1995. The decline in the percentage contribution in 1996 is not a reflection of worsening economic conditions in this source market. San Diego and Orange Counties finally recovered the jobs lost since the 1989 employment peak in mid-to-late-1996. Los Angeles County is expected to fully regain its lost jobs by 1997. Rather, we believe that the percentage

                                                                              29
                                                            THE VISITOR INDUSTRY

decline from California in 1996 is related to the high levels of repeat visitation from this market, and the absence of any openings of new "must-see" attractions in 1996. What is noteworthy about the source market data is that Las Vegas' tremendous growth in recent years has been achieved in spite of a severe and prolonged recession in its primary source market.

California's increasing ethnic diversity bodes well for the gaming industry in Las Vegas. According to surveys conducted for the Travel Industry Association of America (TIAA) and presented at the 1997 Outlook for Travel and Tourism, the propensity to take gambling vacations is greater among Hispanic and Asian Americans than among Anglo Americans.

While there is no data in the TIAA report on the number of Hispanic Americans that have the wherewithal to vacation, the numbers of this ethnic group that do vacation stay longer than average (5.1 versus 4.5 nights) and spend considerably more per trip ($559 versus $421). Asian Americans spend the highest amount of any group, at $678 per trip.

Presented in the following table is evidence of California's broader national demographic trends.

                       ETHNICITY OF VISITORS TO LAS VEGAS

                                    1990         1991        1992        1993        1994         1995        1996
                              ----------- ------------ ----------- ----------- ----------- ------------ -----------
Ethnicity

White                                85%          83%         85%         85%         80%          79%         81%
African American                      6%           6%          4%          4%          7%           7%          6%
Asian/Asian American                  4%           5%          5%          5%          7%           7%          7%
Hispanic/Latino                       4%           6%          5%          5%          6%           6%          5%
Other                                 1%           0%          1%          0%          1%           1%          1%

Source:  Las Vegas Convention and Visitors Bureau

ADDITIONS TO THE COMPETITIVE SUPPLY

The following three tables present a construction report summary of the Hotels and Casinos that may be developed in Las Vegas over the next three years.

                                                                              30
                                                            THE VISITOR INDUSTRY

                                    LAS VEGAS
                      HOTEL AND CASINO CONSTRUCTION REPORT
                                  1997 OPENINGS

             Project                           Location                  Rooms
----------------------------- --------------------------------------------------
New York-New York             Las Vegas Blvd S. & Tropicana              2,035
Rio Suites Expansion          3700 W. Flamingo Rd.                       1,025
Budget Suites of America      2219 N. Rancho Drive                         704
Hawthorne Suites              Duke Ellington Way & Tropicana               282
Harrah's Las Vegas            3475 Las Vegas Blvd So.                      986
Budget Suites of America      3655 West Tropicana                          480
Sunset Station                Sunset Rd. & Stephanie, Henderson            450
The Desert Inn Renovation     Las Vegas Boulevard                         (106)
Caesars Palace Expansion      3570 Las Vegas Blvd S.                     1,200
Courtyard by Marriott         Green Valley Parkway, Henderson              154


                                                                 Total:  7,210

*Bold face type indicates that a property is likely to be competitive with a high-end mega-casino resort.

Source: Las Vegas Convention and Visitors Authority, July 1997, and Landauer Associates.

All but two of the above hotels opened in the first half of 1997.

Quarterly reports filed by the owners of New York New York indicate it is exceeding developer expectations. Its owners have purchased a 2.06 acre site in order to expand this project. This is discussed in the Land Sales Analysis.

                                                                              31
                                                            THE VISITOR INDUSTRY

                                    LAS VEGAS
                 HOTEL AND CASINO CONSTRUCTION REPORT CONTINUED
                                  1998 OPENINGS

             Project                           Location                Rooms
--------------------------------------------------------------------------------
Marriott Suites               Convention Center Dr.                     280
AmeriSuites                   Paradise Rd. & Harmon Ave.                200
Residence Inn by Marriott     Green Valley Pkwy. & Sunset Rd.           126
Bellagio (Mirage Resorts)     3650 Las Vegas Blvd So.                 3,000
Residence Inn by Marriott     Paradise Rd. & Flamingo Rd.               300
**Polo Towers Time Share      Las Vegas Blvd. So & Harmon               199
**Resort at Summerlin         Summerlin Pkwy. & Rampart Blvd.           307
**McCarron Plaza Suites       Las Vegas Blvd. & I-215                   344
**Doubletree Hotel            Warm Springs & Pollack                    200
                                                              Total:  4,956

**Not Yet Under Construction

Source: Las Vegas Convention and Visitors Authority, July 1997 and Landauer Associates.

                                                                              32
                                                            THE VISITOR INDUSTRY
                                    LAS VEGAS
                   HOTEL AND CASINO CONSTRUCTION REPORT CONT.
                                  1999 OPENINGS

                Project                           Location           Rooms
--------------------------------------------------------------------------------
Project Paradise                Las Vegas Blvd. S. of Russell Rd.     3,800
Subject Venetian Resort         3355 Las Vegas Blvd S.                3,100
Paris                           Las Vegas Blvd S.                     3,000
**Ritz Carlton Mountain Spa
  Resort                        Rainbow Blvd. & Iron Mountain Rd.       526
**Four Seasons Resort           Las Vegas Blvd. S. of Russell Rd.       400
                                                              Total: 10,826

** Not Yet Under Construction

Source: Las Vegas Convention and Visitors Authority, July 1997.
          and Landauer Associates, Inc.

Of the above properties that are not presently under construction, it is unlikely that all will be built. For example, the 3,200 room Planet Hollywood project was recently delayed by two years and no longer appears on the Convention and Visitors' Authority list. Circus Circus is receiving a great deal of criticism from major institutional investors for its rapid rooms expansion on Las Vegas Boulevard. We question whether these same investors will endorse the construction of an entirely different quality development such as a Four Seasons at this time. The Ritz-Carlton Mountain Spa has no financing and is currently in the market for both debt and equity investment.

CONCLUSION

The Las Vegas lodging market has already absorbed the room expansions of 1993 and 1994, the largest expansions in its history, and is currently operating at higher occupancy levels than those prior to the expansions. Over the long term, average daily room rates are likely to grow at a faster rate than inflation due to the "resort" versus purely "casino" market orientation of the new properties. At present, there are 27,520 hotel and motel rooms in Las Vegas either under construction or proposed through 1999. Of these, a significant number will likely be postponed or will not be built. Based on historical performance, the Las Vegas lodging market appears capable of absorbing a significant number of new rooms. During the second quarter of 1997, the Mirage, Treasure Island and MGM

                                                                              33
                                                            THE VISITOR INDUSTRY

Grand were all able to maintain or improve their average daily rates. In the third quarter of 1997, Mirage Resorts increased its net income by 12 percent, led by the Mirage, which posted a 19 percent increase in cash flow. Rio reported an 81 percent increase in earnings due to the rapid market acceptance of its expansion. Analyst Todd Jordan of Raymond James and Associates said that Rio was able to increase room rates by about 10 to 15 percent. Analyst Naomi Talish of Merrill Lynch and Co. said that the MGM Grand cut rates by about 5 percent for the third quarter but was running at 100 percent occupancy. The gaming divisions of Hilton and ITT have or are expected to report strong third quarter performance, due mainly to the strength of operations in Las Vegas. Only Circus Circus appears to be suffering. Earnings per share were expected to decline 15 percent despite their recent rooms expansions. The demand fundamentals are good and the Convention Center expansion and airport expansion will facilitate further growth. Our conclusion is that the Las Vegas lodging market will continue to generate sufficient lodging demand to maintain occupancy levels in the high 80's and low 90's.

                                                                              34
                                                           NEIGHBORHOOD ANALYSIS

                              NEIGHBORHOOD ANALYSIS

The subject Property is located in the Strip neighborhood of Las Vegas, more specifically in the most desirable portion of the Strip which extends from Spring Mountain Road /Sands Drive in the north to Tropicana in the south.

Up until the recent bankruptcy of the Stratosphere, a casino hotel's site on the Strip was not considered paramount to success. In fact, the success of two non-Strip properties, the Hard Rock Cafe Hotel and Casino and the Rio Hotel and Casino, appeared to indicate that a Strip location was not even crucial for success. It should be noted that the Hard Rock has only 348 hotel rooms and that its chain-branded concept and Paradise Road location has not yet been tested with a 2,000 room inventory. Initially the Rio Hotel and Casino started with 549 hotel rooms. Its concept, an outsize guest room with a large seating area, was perceived of as a good value. Through superlative management, this property, located on the "wrong" side of the I-15 Freeway, was able to garner an impressive array of Zagat awards for "best room", "best food" and "best service".

For a while, it appeared that as long as the casino hotel was in Las Vegas, it was bound to be a success. In late December, 1995, a few months before the first phase of the Stratosphere project was completed, a public offering raised $78.0 million to finance the second phase of the project and was oversubscribed in a matter of weeks. While mechanical problems with some of the tower's thrill rides and inadequate vertical lift may have contributed to its poor market acceptance, the primary reason for its underperforming projections and subsequent bankruptcy is attributed to its location. Grand Casinos, Inc., which bought out the project's developer during the "anywhere in Vegas" euphoria, acknowledges that the Stratosphere is "two blocks north of success".

A January 27, 1997 article in the Las Vegas Business Press titled "High Tech Future for the Strip" indicated that "the limits of the Strip may be Russell Road at the south and Sahara Avenue in the north; lenders have a tendency to avoid risky areas. And risky on the Strip means anywhere in the vicinity of Stratosphere Tower."

The fall-out of the Stratosphere bankruptcy has caused problems even for developers attempting projects south of Sahara. A New Jersey based horse racing concern, ITB, which bought a 20-acre parcel on the Strip just north of Riviera in February, 1996 was stymied in its attempts to finance a major casino resort and has announced that it will renovate the El Rancho rather than redevelop the site. A second parcel on the northwest corner of Sahara and the Strip fell out of escrow earlier this year due to the prospective developer's inability to obtain financing.

                                                                              35
                                                           NEIGHBORHOOD ANALYSIS

Numerous buyers who are active in the market confirmed that the core and most desirable area of the Strip is located between Spring Mountain/Sands Boulevard and Tropicana. The subject property is at the northern end of this core area, across from two of the most successful casino resorts in Las Vegas, the Mirage and Treasure Island. According to the same Las Vegas Business Press article
". . .the next best thing to being a Mirage is to be next to the Mirage. That means that companies will build near popular locations like Spring Mountain and the Strip."

Land prices in this core area will present a barrier to many developers. The few blocks at either end of this core area appear to be costly locations, but would be expected to be priced well below the core area. Judging from the interest in acquiring The Frontier for redevelopment, the area for which financing could likely be obtained for a new mega resort development is somewhat larger, likely marked by Convention Center Drive on the North and Russell Road on the south. Opportunities for new development on the south end of this area are somewhat limited. Circus Circus controls the west side of the Strip between Tropicana and Russell Road. The east side of the Strip consists of a number of small parcels that back up to the airport. With each block one moves south, the depth and utility of these east side parcels decreases. And, both sides of the Strip in this southerly area are subject to a veritable "wildcard" in the form of FAA approvals. While the FAA has the right to review all plans for buildings over 9 stories tall in Clark County, approvals for the conditional use permit height variances are by no means certain in these areas near the airport. Circus Circus' Project Paradise Development was delayed by several months due to its application for a variance to permit a 450 foot height.

With the exception of the Circus Circus development in this southerly area, the majority of the new mega-resort developments can be expected to occur as redevelopments in the core and northerly areas of the Strip.

IMMEDIATE ENVIRONS

The immediate neighborhood surrounding the subject contains uses that are geared to Las Vegas' 30 million visitors per year.

To The North

To the north of the Lido section of the larger subject assemblage is Sands Avenue/ Spring Mountain Road. A "hold-out" to the assemblage occupies approximately 2.0 acres on the corner of their intersection with the Strip. It is possible that this hold-out, a two-story Vagabond motel and one-story retail building could be replaced with a mid-rise structure but it is unlikely that the developer of

                                                                              36
                                                           NEIGHBORHOOD ANALYSIS

such a non-gaming facility could afford to pay a market rate for the site. (In order to obtain a non-restricted gaming license, state law requires that a casino provide a minimum of 200 rooms.)

North, across Sands Avenue is excess land belonging to the Desert Inn upon which ITT Sheraton plans to build a Planet Hollywood Casino hotel. This 3,200-room highly-themed project has been postponed by two years with the hostile take-over attempt launched by Hilton (and Hilton has vowed not to go forward with the project because of the costliness of licensing the Planet Hollywood name). However, this site is a likely candidate for redevelopment. In the meantime, the views to the north will be of the Desert Inn Golf Course and Desert Inn Hotel which is currently undergoing a $190,000,000 renovation.

To the East

To the immediate east of the Venetian site is the Sands Exposition and Convention Center, an approximately one million square foot tradeshow and convention venue. This facility is a significant demand generator for hotel guests, gamblers, restaurant patrons and retail customers. Beyond the Expo and Convention Center is Koval Lane and a multi-family residential development. The Las Vegas Convention Center is approximately two miles to the northeast.

To the South

Immediately South of the subject is Harrah's 35-story hotel tower and one of its parking structures, and, fronting on the Strip, the Casino Royale. This small free-standing casino pre-dates the minimum hotel room requirement and is equivalent to a two-story structure. With only 3.23 acres, it is unlikely that this parcel could be redeveloped to its highest and best use without being assembled by the subject or Harrah's to the south.

To the West

Located to the West of the Subject site is the Las Vegas Strip, the Casino Royale and Rosewood Grill restaurant. The owners of the Rosewood Grill restaurant declined to sell their property to the Sands current owner. This parcel, with 100 feet of frontage on the strip and a depth averaging 304 feet, provides a partial separation of the Venetian and Lido project sites. This 0.64 acre site is a low density use that is unlikely ever to be expanded to more than its current two stories. The site plan for the Venetian (Phase I) provides for approximately 490 feet of frontage on Las Vegas Boulevard South (the Strip). On the opposite side of the Strip due West, is the Mirage Resort, a major local attraction. The more northerly Lido site will have 480 feet of frontage on the Strip. To the northwest is the Treasure Island Resort, also a major local "must see." The west facing hotel rooms in the

                                                                              37
                                                           NEIGHBORHOOD ANALYSIS

Venetian Resort will have unparalleled views of the Volcano eruptions on the Mirage's front lawn. Many will also have views of the pirate ship battle in front of Treasure Island as will the west facing rooms of the Lido. Due to the fact that both of the Mirage Resorts' attractions were designed to draw people in from the street, the views from the subject will be better than from either of the two "hosting" resorts for the same reason that a theater's loge seating provides better views than from backstage.

To the northwest across from the intersection of Sands Avenue and the Strip, the name of the east-west street changes to Spring Mountain. On the northwest corner is one of Las Vegas' largest malls, the Fashion Show Mall. This mall is anchored by a diverse mix of major department stores: Neiman Marcus, Saks Fifth Ave, Robinson's May, Macy's and Dillards. The roster of in-line stores is very diverse as well to have the broadest market appeal. These stores run the gamut from Bally and Luis Vuitton to Miller's Outpost and Casual Corner. Because of the success of this facility and location, an expansion is contemplated. A recent Las Vegas Business Press article indicates that the sales per square foot at this mall approximate $500.

CONCLUSION

The subject's larger neighborhood, the Las Vegas Strip, is the premier location for casino hotel development. The subject site enjoys a very good location within its neighborhood due to its location within the core area extending from Spring Mountain/Sands to Tropicana. The proximity of the Sands Expo Center, and the views it will offer of two of Las Vegas' major attractions should enable a hotel on this site to avoid much of the low-rated tour and travel demand that other, more remote casino hotels rely on mid-week, so as to achieve significant room rate premiums.

                                                                              38
                                                                   SITE ANALYSIS


                                  SITE ANALYSIS

PHYSICAL DESCRIPTION

Location

The subject property is located in the most desirable portion of the Strip neighborhood of Las Vegas, Clark County, Nevada. The site is located approximately 350 feet south of the intersection of Spring Mountain Road/Sands Avenue with the Strip, between Las Vegas Boulevard South to the west and the Sands Expo Center to the east.


Shape and Dimension

The subject is an irregularly shaped parcel. Its 970 feet of frontage along Las Vegas Boulevard South is interrupted by one small narrow restaurant site with 100 feet of frontage. It has approximately 60 feet of frontage along Sands Avenue. After the boundary line adjustment, as described earlier, the site is to contain a gross area of approximately 44.5 acres or approximately 1,940,270 square feet. Please refer to the proposed parcel map on the facing page.

To determine the exact area of the subject parcel it is necessary to add the site area of the Tam O'Shanter Motel as follows:


Phase I                                                   1,344,378  S.F.
Phase II                                                    524,533
Tam O'Shanter site                                           71,660
                                                          ---------
Net Site area for Lido and Venetian Sites                 1,940,571  S.F.
Expressed in Acres                                            44.55


The Tam O'Shanter site is currently held under separate ownership (Silver State Realty Trust) and is currently developed with an interim motel use. This smaller site is identified for tax purposes as 162-016-202-006.

Of these, the Venetian site is to contain 30.9 acre (rounded) comprised of approximately 28.1 acres in what is currently tax plat 162-016-301-001 and 2.8 acres in the southwestern corner of tax plat 162-016-202-008. The 13.7 acre (rounded) Lido site is comprised of 12.0 acres of tax plat 162-016-202-008 and entirety (1.7 acres) of tax plat 162-016-202-006.

                                                                              39
                                                                   SITE ANALYSIS








                       [SANDS/VENETIAN PHASE MAP OMITTED]

                                                                              40
                                                                   SITE ANALYSIS


Topography

Prior to the commencement of excavations on April 21, 1997, the site was mostly level and situated at street grade.


Environment and Soil

A soil report was not available for review. The site was previously improved in the 1950's, 60's and 70's with the Sands Hotel. When it was demolished, all asbestos was removed as were all underground storage tanks. Once excavations began however, some contaminated water and soil were found. A letter from Converse Environmental Consultants Southwest, Inc. dated August 7, 1997 indicates that "this soil contamination is relatively immobile and will become more so as soon as the new buildings are constructed above it. If no human intervention is taken to remediate the soil at an accelerated pace, the soil will likely naturally degrade by biological attenuation over the next 15 to 30 years."

The contaminated groundwater is being treated with an on-site filtering process and is being released into the storm drains. A permanent "dewatering" system will be constructed as part of the physical plant. According to Converse, "the length of time it will take to remediate the contaminated groundwater is unknown; however an estimate can be made of 10 to 15 years to remediate the aquifer". The cost of this dewatering is presently $5,600 per month. It is possible that the permanent facility may be less expensive to operate. However, for the purposes of this appraisal, we have assumed that this cost continues for 15 years. To determine the net present value of this cost, the annual cost of $67,200 has been discounted back at a safe rate of 8.0 percent. The net present value of the ongoing mitigation is $575,200. To this we have added a 20 percent premium for ongoing consulting and supervision, which increases the cost of mitigation to approximately $700,000.

Numerous surrounding improvements are of very dense highrise construction, suggesting that soils are of adequate loadbearing capacity to support improvements which are consistent with the highest and best use of the property. No signs of soil problems were noted in our inspection.

Because it is located in such an urbanized area, we have also assumed that the site is free of any desert tortoise environmental issues.


Access

The Sands hotel had direct access from both north- and south-bound traffic on Las Vegas Boulevard South. The site also has access from both east- and west-bound traffic along Sands Avenue. While we have not been provided with a site plan showing the specific curb cuts, we have assumed that the

                                                                              41
                                                                   SITE ANALYSIS


subject will share a traffic light on Las Vegas Boulevard South with the Mirage Resort, which is due west.


Utilities

All municipal utilities and services necessary to support the subject are in service and include water, sewer, electrical, gas and telephone.


Streets

      Las Vegas Boulevard South extends along the western border of the property. It is a publicly dedicated right-of-way consisting of six lanes traveling north and south with a center turn lane and median. Las Vegas Boulevard South is improved with asphalt paving, concrete curbs, gutters, sidewalks, street lighting, and has a width of approximately 100 feet. Las Vegas Boulevard extends north into the city of Las Vegas.

      Sands Avenue meets the subject at the eastern border of the property. It is a publicly dedicated right-of-way consisting of four lanes and a center turning lane traveling east and west, changing names at Las Vegas Boulevard to Spring Mountain Road. Sands Avenue is improved with asphalt paving, concrete curbs and sidewalks in front of the subject, and a gravel shoulder opposite the entrance to the subject. At Spring Mountain Road, it provides northbound access and southbound egress from I-15. Arrivals from the South (Los Angeles) would likely exit I-15 at Flamingo, to the south of the subject. Sands Avenue continues east to Paradise Road, the neighborhood's second north-south arterial and the generally less congested one. Airport arrivals would be equally as likely to use Paradise Road and to avoid I-15 and the Strip.


LEGAL CHARACTERISTICS

Zoning

The subject is zoned H-1 (Limit Resort and Apartment District), as designated by Clark County, Nevada. The purpose of the H-1 district is to provide areas for hotel and/or apartment development. The building standards for the H-1 zone are summarized as follows:

                                                                              42
                                                                   SITE ANALYSIS


      FAR (Floor Area Ratio)       No minimum or maximum stated.

      Building Height Limit        100 feet or higher with a conditional use
                                   permit.

      Building Setbacks

               Front:              10 feet.
               Side:               5 feet plus one foot for every story above
                                   40 feet.
               Rear:               none.

      Site Coverage                60 percent.

      Parking Requirements         Guest room parking requirements:

                                   1.0 spaces for each guest room for each room up to 500 rooms.

                                   0.5 spaces for each guest room from 501 to 1,000 rooms.

                                   0.25 spaces for each guest room above 1,001 rooms.

                                   Non guest room, public area parking
                                   requirements:

                                   20 spaces for each 1,000 square feet for the first 40,000 square feet of floor space.

                                   10 spaces for each 1,000 square feet from 40,001 square feet to 100,000 square feet of floor area.

                                   5 spaces for each 1,000 square feet in excess of 100,001 square feet of floor area.


                                   Administrative office parking requirements:

                                   One space for every 300 square feet of floor area.

*Includes casino, showroom, bars, lounges, commercial shops and stores, dining rooms, and related spaces.


Assessed Valuation and Taxes

As depicted by the proposed Parcel Map, the subject site will include:

      All but the easterly 1.59 acres of tax parcel 162-016-301-001

      All but the southeasterly 0.70 acres of tax parcel 162-016-202-008

      All of tax parcel 162-016-202-006

                                                                              43
                                                                   SITE ANALYSIS


Property taxes are paid in arrears and are measured on a June 30th measurement date basis. Land taxes are based on a standard price per foot as computed for the area by the Clark County assessor's office.

The Clark County assessor weighs strip frontage feet into the assessment formula. These parcels are currently assessed at an average of $1,200,000 per acre and the average equalization rate is 35 percent as depicted in the following table.

                                  Assessed Value
                   ---------------------------------------------
                                                                         Taxable
      PIN 162-016-     Land        Improvements         Total             Value          Taxes
      301-001      $12,267,400      $  767,440       $13,034,840       $37,242,400      $357,937
      202-008        4,857,690               0         4,857,690        13,879,110       133,392
      202-006          642,490         428,020*        1,070,510*        2,920,180        29,396
                   -----------      ----------       -----------       -----------      --------
      Total        $17,767,580      $1,195,460       $18,963,040       $54,041,690      $520,725

*Includes $48,450 in assessed value for personal property.


Properties are generally appraised by the assessor's office every three years with inflationary adjustments during non-appraisal years. Land is subject to reassessment if improved upon or if it becomes out of equalization with surrounding properties. It is reasonable to assume that the tax obligation for the subject site will increase in the near term as assessed values along the Strip increase.


Earthquake

The subject is not located in an earthquake hazard zone.

Flood Hazards

The site is an area zoned "X", outside of the 500 year flood zone, according to the Flood Insurance Rate Maps of the Federal Emergency Management Agency, on Map 32003 1225 B recorded September 29, 1989.

                                                                              44
                                                                   SITE ANALYSIS


Easements

As is typical for mixed-use developments and is becoming increasingly common in Las Vegas, the subject site is envisioned to be encumbered by a series of mutual easements with the contiguous convention center that will enhance its functional utility. The subject site will be favored with a zero lot line and access egress easements such that it may connect seamlessly to the 1.0 million square foot Sands Expo Center. This is a key source of hotel guests, gamblers, restaurant patrons and retail customers. The opportunity to walk from the Expo Center to the hotel and back without ever getting hot, cold, wet or windblown would provide any casino hotel with a competitive advantage. In exchange, the owners of the subject are to provide the owners of the Expo Center with no fewer than 800 parking spaces at a convenient location. These easements will enable the density of the site to be maximized.


Parking Easement

A prospective developer would likely take into account the benefit of a seamless connection to the Expo Center in preparing the project pro-forma. In negotiating for the land, the cost of providing these spaces would most likely also be taken into account. We have reviewed the Bovis cost estimates for the Venetian project which indicate that hard costs and signage for structured parking will approximate $7,500 per space. We will increase this estimate by 20 percent for soft costs for a total cost per space of $9,000.

The cost to accommodate 800 additional parking spaces is estimated at $7,200,000. This will be deducted from our preliminary land value estimate before concluding to a final value.

                                                                              45
                                                            HIGHEST AND BEST USE


                              HIGHEST AND BEST USE

Highest and best use is defined as follows:

      The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability.(F5)

In developed urban neighborhoods like the subject, the highest and best use is typically that use which is permitted by zoning, the specific plan, the general plan and/or private deed restrictions. Determination of the highest and best use of a site depends upon the quantity, quality and durability of the income stream of the development anticipated.

The determination of highest and best use includes an analysis of the subject property as though it were vacant and an analysis as it is currently improved. The definition of each analysis is as follows:

      Highest and Best Use of land or a site as though vacant - Among all reasonable, alternative uses, the use that yields the highest present land value, after payments are made for labor, capital and coordination. The use of a property based on the assumption that the parcel of land is vacant or can be made vacant by demolishing any improvements.(F6)

      Highest and Best Use of property as improved - The use that should be made of a property as it exists. An existing property should be renovated or retained "As Is" so long as it continues to contribute to the total market value of the property, or until the return from a new improvement would more than offset the cost of demolishing the existing building and constructing a new one.(F7)

----------

(F5) The Dictionary of Real Estate Appraisal, Third Edition, Chicago: Appraisal Institute, 1993 (pp. 171).
(F6)  Ibid pp. 171.
(F7)  Ibid pp. 171.

                                                                              46
                                                            HIGHEST AND BEST USE


AS VACANT

Legally Permissible

Under the zoning ordinances established by Clark County, the subject is zoned H-1, as previously described in The Land subsection of the Physical Description section, and allows only for the development of a hotel, resort, inn, or motel. This zone has a maximum height of 100 feet or nine stories and a maximum site coverage of 60 percent. The height limit may be increased with a conditional use permit after a review by the FAA of flight paths at McCarran International Airport. Conditional use permits can also be sought to change the land use to a number of alternative uses including multiple family residential, retail, institutional buildings, casinos and office buildings. Specifically omitted are single family residences and industrial buildings. Parking requirements vary depending upon the specific uses and their respective areas included in a development.


Physically Possible

The subject site encompasses a total land area of approximately 44.5 acres, or 1,940,270 square feet situated along the east side of Las Vegas Boulevard, south of Spring Mountain Road/Sands Avenue. The assemblage has nearly 970 feet of frontage along Las Vegas Boulevard, directly opposite the Mirage and Treasure Island Hotels. Other adjacent uses include restaurant, retail and casino hotels, generally determined by site area. Larger, multi-acre sites tend to attract casino/hotels. While no specific soil survey was provided, the improvements in the area would indicate adequate soil conditions to support substantial improvements, such as high-rise casino hotel or offices.

The site has an irregular rectangular shape with a greater depth than width. Primary access is midway along Las Vegas Boulevard with secondary access available at the northwest corner from Sands Avenue.

The subject, due to its size, dimension and access would be able to support a variety of uses which would conform to the zoning regulations and surrounding uses. The comparatively large size would indicate a casino hotel development, possibly incorporating mixed use retail and convention facilities as indicated by the recent development of large Strip sites. Alternatives, subject to CUP approval, include office park and retail mall.

                                                                              47
                                                            HIGHEST AND BEST USE


Financially Feasible/Maximally Productive

As a vacant site under current zoning, only a lodging use would be allowed under the existing H-1 classification subject to a 60 percent lot coverage and 9-story/100 foot height maximums. Conditional use permits could be obtained in order to increase site density. In fact, many of the recently completed resort developments along the Strip have obtained CUPs for higher density. The trend of the newest projects and those under construction reflects increasing land utilization and density.

As previously indicated in the Hotel Market Overview, 1996 city-wide hotel and motel occupancy rates in Las Vegas are strong with an area average of 90.4 percent. The hotel sector indicated an average occupancy of 93.4 percent. The average daily rate has been increasing at a compound annual rate of 9.4 percent since fiscal 1993/94 due to the recent completion of several large resort-oriented casino hotel properties. Recent activity for prominent casino hotel developments along the Strip appear to be occurring between Reno Avenue (south of Tropicana Avenue) and Spring Mountain Road. An exception is the Stratosphere Tower located several blocks north which has been well publicized for its financial difficulties. This evidence seems to support a large scale resort-oriented casino hotel for the subject core Strip site.

The alternative land uses considered for this comparatively large tract of land located along Las Vegas Boulevard include an office park and/or retail mall. There has been much discussion in the city concerning the lack of first generation Class A office space. The Howard Hughes Center, located at Flamingo and Paradise Roads southeast of the subject, is the largest and most prominent office park in the area. With approximately 750,000 square feet of Class A office space in several high and low-rise buildings and among the highest rents in the Valley, this center reported a vacancy rate of around 15 percent. The 120 acre development is the most proximate to "The Strip". Most new office park development is occurring near the airport and in the Summerlin and Green Valley master planned communities. Virtually no new office space has been completed with, or is planned for, a Las Vegas Boulevard address. The office market has clearly ceded this location to other uses, notably casino hotel and commercial, and is seeking to establish beachheads near evolving residential population centers.

Retail use for a site of the subject's size would entail a regional mall similar to the 840,000 square foot Fashion Show Mall located along the west side of the Strip at Spring Mountain Road. Another prominent Strip located mall is the 250,000

                                                                              48
                                                            HIGHEST AND BEST USE


square foot Forum Shops at Caesar's which is adjacent to Caesar's Palace and The Mirage casino hotels. The Caesar's hotel is undergoing an expansion, with the Forum Shops adding a 225,000 square foot expansion. This mall makes a strong case for retail development ancillary to casino hotel development as opposed to a free standing regional or subregional mall. Due to the size of the subject site, development with a dedicated retail mall would add a substantial amount of retail space to "The Strip". The Forum expansion and another project located at Tropicana Avenue, the Showcase Mall (developed by Forest Cities and is due to open fully by mid-1997), will add just under 500,000 square feet of new retail space to the Strip.


                      SUMMARY OF SELECTED RECENT/PLANNED PROJECTS
                               LAS VEGAS BOULEVARD RESORTS

                                     Year        Building    No. Rooms/      Casino       Meeting       Land
Proiect/Location                   Completed      Height     Rooms/AC      Area in SF    Area in SF   Area in AC
----------------                   ---------      ------     --------      ----------    ----------   ----------
New Projects

New York, New York                    1996          48        2,035          84,000          N/A           20
NEC Tropicana & LVB                                            102

Monte Carlo                           1995          32        3,024          90,000        35,000          46
WS LVB, North of Tropicana                                     66

MGM Grand                             1993          32        5,005         171,500       120,000          79
NWC Tropicana & LVB                                            63

Luxor Las Vegas                      1993/95        30        4,500         100,000        20,000          64
SWC Tropicana & LVB                                            70

Treasure Island                       1993          36        2,900          78,400        18,000         120
SWC Spring Mountain & LVB                                      50

Mirage                                1989          29        3,044          95,500        82,000         See Above
WS LVB, South of Spring Mountain                               50

Under Development

Bellagio                              1998          35        3,000           N/A           N/A           120
SWC Flamingo & LVB                                             25

Paris                                 1999          40+       2,900          85,000       160,000          24
ES LVB, South of Flamingo                                      121

Notes
MGM Grand land area is net of 33-acre amusement park.
Luxor Las Vegas includes recent room addition.
Treasure Island and Mirage share the site.
Bellagio is planned for subsequent hotel phases.
Paris improvement height is a preliminary estimate; Eiffel Tower replica will be 54 stories.

Source: Landauer Associates, Inc., March 1997.

                                                                              49
                                                            HIGHEST AND BEST USE


Outside of these projects, new and proposed dedicated retail development is occurring in the growth areas of the Valley, notably Green Valley, Summerlin and North Las Vegas.

The primary indication of the subject's land use is best suggested by a review of the recently completed resort projects along Las Vegas Boulevard as well as planned new projects. Additionally, many of the existing casino hotel projects are planning for expansions of their sites, which would increase their respective overall land utilization. It should be noted that many of these projects include several complementary components in addition to hotel rooms such as casino areas, meeting rooms, retail arcades, entertainment centers and/or a "thrill ride". This is in response to the market's demand for a more balanced entertainment offering. The facing table summarizes these projects.

The data on the table shows some interesting trends. Primarily, newer projects reflect increasing land utilization as expressed in hotel units developed per land acre. Each of these developments has received a variance to the height limit of nine stories, with the newest projects over 35 stories. As well-located Las Vegas Boulevard land values increase, and core Strip development/expansion land has been consumed, casino hotel developers have shown a notable trend towards greater densities. Virtually all of these projects are located along the Strip between Spring Mountain Road/Sands Avenue and just south of Tropicana Avenue. This area has generally been acknowledged as the primary activity center of the Strip and has the greatest pedestrian and vehicular traffic.

Of particular note to the subject are the recently completed New York-New York and proposed Paris projects. Both are on comparatively smaller sites of 20 and 24 acres, respectively, which support a two phased development for the subject. These two projects indicate hotel development ratios of 102 and 121 rooms per acre, nearly double the average of the remaining hotel projects listed, excluding Bellagio. Improvement heights are 48 and over 40 stories, respectively. Paris will have a replica of the Eiffel Tower which is planned to reach 54 stories. We feel that the densities of these two projects provide the best indication of the subject's highest, best and most productive use.

Not shown on this chart is the planned Convention Center for the MGM Grand Hotel. This resort is planning to redevelop a portion of its amusement park with an approximately 380,000 square foot Convention Center to enable it to replace low-rated tour and travel business with more lucrative meetings business.

                                                                              50
                                                            HIGHEST AND BEST USE


Additional consideration was given to existing Las Vegas Boulevard hotel projects which are either undergoing or are planned for expansion. Projects such as Caesar's Palace, Harrah's, The Las Vegas Hilton, The Flamingo Hilton and Excalibur are adding hotel towers of between 25 and 35 stories on underutilized portions of their original sites.

CONCLUSION - AS IF VACANT

In consideration of the subject's location, size, surrounding uses, zoning, hotel market characteristics and recent development trends, it is our opinion that the highest, best and most productive use of the subject 44.5-acre site is for development with two hotel casinos similar to and competitive with recent newly completed and planned projects. This would reflect a hotel room ratio of over 100 rooms per land acre and a building height in excess of 35 stories. Consistent with recent trends, the development would incorporate mixed uses of casino, meeting and retail space of appropriate size in consideration of the massing of the project. This land use would return the greatest value to the land through the inclusion of the basic market accepted use found in this location of the Strip, in particular casino hotel enhanced by the synergy resulting from additional ancillary uses demanded by the evolving Las Vegas tourism market.


Legal Descriptions

See Addenda.


CONCLUSION

Given the subject's central Strip location, ease of access, proximity to the Sands Expo Center and overall configuration, it is our opinion that the subject site possesses suitable characteristics for development of a mega resort.

                                                                              51
                                                                       VALUATION


                                    VALUATION

The appraisal process is the orderly program in which the data used to estimate the value of the subject property are acquired, classified, analyzed and presented. The first step is defining the appraisal problem - i.e., identification of the real estate, the effective date of the value estimate, the property rights being appraised and the type of value sought. Once this has been accomplished, factors that affect the market value of the subject property are investigated and analyzed. These include area and neighborhood analysis, site and improvement analysis, highest and best use analysis and the application of the possible techniques in a site's value.

A final step in the appraisal is the reconciliation of the value indicators. In the reconciliation, the appraiser considers the relative applicability of each of the methodologies used, examines the range between the value indications, and places major emphasis on the analytical techniques that appear to produce the most reliable solution to the specific appraisal problem. The purpose of the appraisal, the type of property, and the adequacy and reliability of the data are analyzed; these considerations influence the weight given to each of the techniques in valuation.

There are six possible valuation techniques that may be used to value land. They are:

1. Sales Comparison

2. Allocation

3. Extraction

4. Subdivision Development

5. Land Residual

6. Ground Rent Capitalization


The Sales Comparison technique is the most commonly used. However, when there are an inadequate number of comparable sales, other techniques are applied. In the case of the subject property, the comparables are either very dated, poorly located, too complicated, or too small to be considered good comparables. The number and magnitude of adjustments is considerable. For this reason, we will also consider the Land residual methodology.

While this is normally a fairly arcane technique used only by appraisers in this market, we believe a larger number of market participants (read Sellers) are performing both simplified and sophisticated versions of this technique. Vast quantities of data on casino net income levels and construction costs are in the annual reports and SEC filings of the publicly traded gaming companies.

                                                                              52
                                                                  SALES ANALYSIS


                                 SALES ANALYSIS

For the sales comparison approach of our analysis, we reviewed the available body of information on consummated sales of large, comparable H-1 zoned parcels on the Las Vegas strip. Unfortunately, the consummated sales involved sites that are outside of the core strip area, are too small, or are too dated to reflect today's' market conditions.

The large sales transactions within the subject's core Strip neighborhood pre-date the opening of the previous wave of mega-casino resorts and were influenced by the concerns regarding overbuilding that preceded the opening of the MGM Grand, the Luxor, and Treasure Island in 1994. Asking prices have appreciated considerably since then, both in the core Strip area and the secondary or peripheral areas.

In the absence of truly comparable current sales it is an acceptable alternative to rely on transactions that are in escrow, rejected offers and asking prices. The paucity of truly comparable consummated transactions requires that we consider an imputed price, a very small but recent sale, an asking price, as well as sales in secondary locations.

These transactions are summarized in the chart on the following page. The locations of these sales are depicted in the Map on its facing page. Detailed data sheets may be found in the Addenda to this report.

We are aware of one proposed transaction that was announced on August 3, 1997, which would have involved the sale of a 50 percent interest in the 715 room Desert Inn and Country Club, plus the site of the proposed Planet Hollywood Mega resort to investor Marvin Davis. An October 17, 1997 article in the Wall Street Journal indicated that the negotiations have now run into a serious obstacle.

This proposed transaction was precipitated by the hostile take-over attempt launched by Hilton in February to take control of ITT Sheraton. In order to thwart this attempt, ITT Sheraton is selling-off a number of significant assets. The seller is under duress. The proposed transaction is structured more along the lines of a participating loan, an issue which has caused the recent hitch. According to the October 17 article, "Mr. Davis insisted on the provision because he felt ITT's $400 million valuation for the Desert Inn was too high and he wanted a safety valve, according to people familiar with the situation. People close to Mr. Davis said that ITT's change of heart came about because the company's accountants wouldn't condone recording the agreement as an outright sale as long as the provision was part of the deal. An ITT spokesman said the company never intended to account for the transaction as a sale because it is a joint venture." If the 715-room resort fails to produce $25 million in earnings before interest, taxes and dividends of $25.0 million in the year 2001, the buyer could force ITT Sheraton to buy back his 50 percent equity interest in that component for $100

                                                                              53
                                                                  SALES ANALYSIS


million. Sheraton recently spent $190 million on the renovation of that asset. If the buyer elected not to become

                                                                              54
                                                                  SALES ANALYSIS

                          COMPARABLE LAND SALES SUMMARY

                                           Sale      Sales
No.       Location             Date        Price     Acres      $/Acre    Zoning
---  ------------------        ----   -------------  -----    ----------    ---

1    Monte Carlo Casino        9/95   $146,000,000   45.72    $3,193,351    H-1
     Las Vegas, Nevada

2    N.W. Corner Harmon &    Listing   $66,000,000   11.32    $5,830,389    H-1
     Strip
     Las Vegas, Nevada

3    La Quinta Carrows Site    3/97    $13,500,000    2.06    $6,553,398    H-1
     Las Vegas, Nevada

4    S.W. Corner Las Vegas     8/95    $80,000,000   47.29    $1,691,690    H-1
     Blvd. South & Hacienda
     Las Vegas, Nevada

5    N.W. Corner Las Vegas     3/95    $73,000,000   73.74      $989,965    H-1
     Blvd. & Russell Road
     Las Vegas, Nevada

6    2755 Las Vegas Blvd.      1/95    $43,500,000   20.86    $2,085,331    H-1
     Las Vegas, Nevada

7    2600, 2601 Las Vegas     10/95    $61,738,500   66.04      $934,865    H-1
     Blvd. South
     Las Vegas, Nevada

                                                                              55
                                                                  SALES ANALYSIS


                                 [Map Omitted]


                                 Land Sales Map

                                                                             56
                                                                  SALES ANALYSIS


involved in the development of the 34-acre Planet Hollywood site, he could compel the seller to buy back his 50 percent interest in that site for $50 million. This suggests that the 100 percent interest in the 34-acre site would have been sold for $100 million, or $2,900,000 per acre. The combined allocations of $150 million suggest that ITT is willing to sell a 50 percent interest in these assets at a 25 percent discount from their internal values.

Because of the distressed circumstances surrounding this transaction, the probability that it will not occur, and the complexity of the transaction, it is provided for informational purposes only and has not been included in our analysis.


ADJUSTMENTS

Each sale must be reviewed to determine whether adjustments are necessary in order to render a price that is more meaningful to the subject property. A number of adjustments are generally considered when evaluating any land sales comparables. For the key non-physical adjustments, The Appraisal of Real Estate prescribes a series of adjustments and the sequence in which they should be made. The factors that may suggest the need for any of the prescribed sequential adjustments are summarized briefly, in the order in which they are to be performed:

      Property Rights Conveyed - The price paid for real property can vary with the different ownership interests that are conveyed. Typically price diminishes as the bundle of right conveyed diminishes. The subject site is owned in fee simple estate. However the planned development has encumbrances in the form of reciprocal easements between the casino hotels and the retail space, between the two planned hotels, and with the contiguous Sands Expo Center. These easements will affect the common area of connecting hallways, walls and shared parking garages. These easements are beneficial to the subject sites, as an indoor connection to a major convention center provides the connected hotel(s) with a relatively "captive" demand source and, typically room rate premiums. No other Strip casino resort has the seamless connection to large amounts of convention space. We believe that any third party would attempt to negotiate easements between the hotel pads and the Sands Expo Center. However, we have adjusted the concluded land sale price by the cost of providing 800 spaces to the Sands Expo Center, as required in the REA. Two of the sales involved leased fee estates. The necessary adjustments are handled in a separate specific adjustment, as these buy-outs are not likely to increase as the fee interest appreciates.

      Financing Terms - The market value definition used in this valuation specifically states that value is predicated on cash or its equivalent. Transactions involving stock or seller financing at below market interest rates would require adjustments. One sale involved a stock transfer; the value of the stock used in the transaction was discounted by 30 percent as recommended

                                                                              57
                                                                  SALES ANALYSIS


      by the investment bank involved in the transaction. None of the other sales involved unusual amounts or terms for any seller financing.

      Conditions of Sale - When the circumstances surrounding a sale are unusual, the price obtained may be lower or higher than under "normal" conditions. Adjustments are typically made for distressed sales (under threat of bankruptcy), liquidation sales (out of bankruptcy), non-arm's length transactions, eminent domain sales, or sales with a lack of exposure on the open market. A transaction that was in escrow or a listing would require an adjustment under the "conditions of sale" category because of the tenuousness of these price indicators. The one comparable that is an asking price has been adjusted downward.

      Market Conditions - Sometime referred to as the "time adjustment" this factor is taken into account when there has been appreciation or depreciation between the date of sale and the date of value. Frequently the rate of adjustment is arrived at by a paired sales analysis, in which otherwise like sales are compared to determine price movement. Concluding to a rate of change on the basis of one transaction is not sound practice from a statistical point of view. Other, broader samples may also be used to determine price trends. To determine an appropriate rate of adjustment for improving market conditions, we considered both the broader market appreciation trends and the rates of increase suggested by paired transactions. Five of the comparables required market condition adjustments.

A second set of adjustments is generally made having to do with the physical characteristics of the site. These adjustments are not made sequentially; thus the order in which they are considered is of less importance. Adjustments for physical characteristics are more affected by local market behavior. In the Las Vegas market, and for parcels such as the subject, the following physical characteristics should be considered:

      Location - There are superior and inferior locations in nearly every market. As indicated earlier, there is a significant difference between core Strip and peripheral Strip pricing. We have made locational adjustments to four of the sales because of their secondary locations.

      Size - In many communities, a larger parcel would be expected to transact at a lower price per acre/foot than a smaller parcel. In Las Vegas however changes in gaming law preclude the issuance of any new "unrestricted" gaming licenses to facilities that do not have at least 200 hotel rooms. This, and the dominance of the Mega-Resort casinos appear to have eliminated any premium for a small lot unless that lot is crucial to the assemblage of a buildable parcel. A modest adjustment between 20 to 30 acre sites and 60 to 70 acre sites may exist however.

      Assemblage - Sites which are crucial to the formation of one larger parcel of superior utility frequently command a premium. This is also frequently the case when a specific site is

                                                                              58
                                                                  SALES ANALYSIS


      required for an expansion. After considering the residual technique, we are of the opinion that the prices paid earlier for smaller parcels that appear to have had assemblage value, may have been "at market". However, the current small transaction used (Sale Number 3) does appear to have been priced at a premium since it is necessary if the contiguous resort is to expand. Assemblage adjustments in this market can work in reverse if a smaller parcel appears difficult to integrate into a large developable parcel.

      Zoning - The subject's zoning is the primary designation that permits casino hotel development. Comparisons to land sales that were not zoned H-1 would not be meaningful in this market unless the probability of rezoning were high. All of the sales or listings used were zoned with H-1 zoning, however, two of the sales were located in an area affected by FAA height limitations. As this is a governmental restriction similar to zoning, we will classify this factor as a zoning adjustment.

      Demolition - The costs of demolishing an existing building that were borne by the buyer would drive up the cost of the parcel acquisition. The Sands Hotel was recently demolished at a cost of $6,000,000, including the cost of removing asbestos and underground storage tanks. This amounted to $8,333 per guest room, and will be used as the basis for demolition cost estimates when no specific information is available for a comparable.

      Lease buy-outs - In order to adjust for the cost of converting a lease fee estate to a buildable fee simple estate, we have adjusted two of the comparable sales for the cost of buying-out a lease.

      Interim Use - The ability to generate income from a site and reduce its carrying costs prior to its redevelopment might have a positive effect on price. This should be weighed against any costs for demolition.

Presented in the following paragraphs are the discussions of the sales and the necessary adjustments. The value conclusion will be compared to value indicated by the residual methodology.

                                                                              59
                                                                  SALES ANALYSIS


                                               Land Sale Adjustment Grid

                      Comparable 1  Comparable 2  Comparable 3     Comparable 4   Comparable 5    Comparable 6      Comparable 7
                      Imputed Value Listing       La Quinta Site   Hacienda Site  NWC Russell     El Rancho Site    NWC Sahara &
                      Monte Carlo   NWC Harmon    next to NYNY     Redevelopment                                    Wet'n Wild Site
Transaction Details
  Sales Price        $ 146,000,000  $66,000,000   $13,500,000      $80,000,000    $73,000,000         43,500,000    $   61,738,500
  Date of Sale       Sep-95             listing   Mar-96           Jan-95         Mar-95          Jan-96            Oct-95
  Site Size in Acres         45.72        11.32          2.06            47.29          73.74              20.86             66.04

    Price per Acre   $   3,193,351  $ 5,830,389   $ 6,553,398        1,691,690        989,965     $    2,085,331    $      934,865

Sequential Adjustments
  Interest Conveyed             --           --            --               --             --                 --                --
     Adjusted Price
  Financing Terms               --           --            --               --             --                 --                --
     Adjusted Price
  Conditions of Sale            --            0%            0%              --             --                 --                --
     Adjusted Price                   5,830,389     6,553,398
  Market Conditions           1.56         1.00          1.10             1.73           1.68               1.44              1.53
     Adjusted Price      4,967,435    5,830,389     7,208,738        2,918,165      1,660,253          2,997,663         1,431,512

Non-sequential Adjustments
    Location                    --           --            --               63%            88%              1.63               188%
    Zoning                      --           --            --               63%            88%                --                --
    Assemblage                  --            0%          -40%              --             --                 --                --
    Demolition                  --            0%            3%               0%            --                  5%                0%
    Interim Use                 --            0%            0%               0%            --                 --                 0%
    Lease Buy-outs              --            0%            7%              --             --                 --                11%
    Size                        --            0%            0%              --             20%                --                20%
    Other                       --           --            --               --             --                 --                --
                         ---------    ---------     ---------        ---------      ---------          ---------         ---------
Net non-sequential Adjstmnts     0            0%          -30%             125%           195%               168%              219%
                              -             -      (2,162,621)       3,647,706      3,237,494          5,021,086         3,129,383
                         ---------    ---------     ---------        ---------      ---------          ---------         ---------
Adjusted Value           4,967,435    5,830,389     5,046,117        6,565,870      4,897,747          8,018,749         4,560,895
                         5,000,000    5,800,000     5,000,000        6,600,000      4,900,000          8,000,000         4,600,000

Range                    4,600,000 to 8,000,000
Average                  5,698,172
Rounded                  5,700,000


                    [GRAPH OF LAND SALE ADJUSTMENT OMITTED]

                                                                              60
                                                                  SALES ANALYSIS


Comparable Sale Number 1 is an imputed fair market price of the site later developed with the Monte Carlo. This roundly 44 acre site was contributed into a partnership with Gold Strike Casinos by Mirage Resorts in 1994 and was valued at $47.0 million or $1,068,181 per acre in setting up the partnership.(8) In March, 1995, Circus Circus announced its intention to acquire Gold Strike, which, among other things, included their 50 percent interest in the Monte Carlo development. In addition to the interest in the Monte Carlo Site, Gold Strike owned two casinos in Jean, Nevada, one in Henderson, Nevada, and a 50 percent interest in a riverboat in Elgin, Illinois. The corporate acquisition was valued at roundly $477,475,000 after discounting the stock component of the transaction by 30 percent. We have estimated the value of Gold Strike's other assets at approximately $397,000,000 based on published data on Earnings Before Income Taxes (EBIT). The details of the transaction and our assumptions are included in the data sheet in the Addenda. Our analysis indicates that Circus Circus paid approximately $80,475,000 for a 50 percent interest in the Monte Carlo, which was at that time, the land and plans. The 100 percent interest in the project, still in its nascence, would be $160,950,000. After an estimate of $14,650,000 for the Monte Carlo's design, engineering and architectural fees (5 percent of cost), it appears that the land was valued at roundly $146,000,000, or $3,193,351 per acre. An approximately 2.0 acre parcel, the former Desert Rose motel, was acquired in early 1995 bringing the total site size to 45.72 acres.

This imputed price of $3,193,351 would need to be adjusted for two years' improvement in market conditions. Data collected by Comps Inc. aggregates information on sales for the Strip and Paradise Road (combined) market. According to this data, the average price per acre has increased at a compound annual rate of 34 percent between the year ended 12/31/94 and the year ended 12/31/96. The median price per foot has increased at a rate of 46 percent over the course of 1995 and 1996. These high rates of appreciation are consistent with anecdotal comments made by prospective buyers regarding Paradise Road and Las Vegas Boulevard in the extreme south between Blue Diamond and Lake Mead sites, but are probably less representative of central Strip appreciation. The vast majority of the Comps Inc. transactions occurred in lower priced areas, as is indicated by the average sales price of only $645,559 per acre. To check these broader market-wide indicators, we will compare two sets of sales transaction data under consideration.

Our first paired sale transaction is the purchase by the New York New York partnership of the Rodeway Inn in February, 1995. In order to increase the Strip frontage and utility of the site, the

----------

(8) Mirage had acquired this site as part of a larger acquisition of the 163.6 acre Dunes hotel and golf course from the bankruptcy court in December 1993 for $75,000,000 or $458,575 per acre. Due to the distressed nature of the sale, and the unwillingness of other investors to make such a large expenditure at the time when Las Vegas had 12,000 room under construction, this was approximately one-half of what was generally considered to be market value at the time, even for such a large parcel.

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                                                                              61
                                                                  SALES ANALYSIS


resort developers paid $8,000,000 or $3,864,734 per acre for a 2.07 acre parcel. In February, 1997, this same partnership put the 2.06 acre parcel occupied by the La Quinta Carrows into escrow for $13,500,000 or $6,553,398 per acre, included in our analysis as sale Number 3. This price does not include any costs for buying out the remaining term of the restaurant's lease on the site that actually fronts on Las Vegas Boulevard. The remaining term of the lease is unknown and the lessee is a competitor of the buyer. Even without factoring in a lease buy-out, these two transactions indicate that the rate of appreciation between early 1995 and early 1997, for a core strip location would be at least 30 percent.

The second paired transaction we will consider is in a secondary location and involves one of the two distinct parcels included in Comparable Sale Number 7. The price per acre in the sale which was negotiated in May 1995 and consummated in October, 1995 was $934,865 per acre for both sites, which straddled Las Vegas Boulevard South. Gordon Gaming, which kept title to the westerly parcel, was required to buy-out a lease immediately for $3,500,000, which brought the cost of their 39.17 acre site up to $1,024,219 per acre. The company's owner, Mr. Bill Bennett, developed serious health problems after completing the transaction, and has scaled back development plans for the sites he assembled at the north end of the Strip. In late 1996, the 39.17 acre site fell out of escrow at a price of $55,000,000 or $1,404,136 per acre. The company's Chief Counsel indicated that negotiations have been opened with other buyers at the same approximate price. This escrowed price indicates appreciation of approximately 32 percent over a one year period. It could be argued that the separation of the two parcels contributed to the increase in price, however, we understand that either could have been purchased separately. Since the parcel fell out of escrow, it could be argued that the current asking price is too high, and that its eventual sales price will be lower.

After considering the Strip/Paradise Road sample for the area-wide appreciation figures, the buyer motivation for the assemblage value comparison, and the lapsed escrow of the latter paired transaction, we will temper our estimates of the average rate of appreciation to a uniform 25 percent per year during 1995 and 1996 for all of the transactions, regardless of location. However, during 1997, we believe that the number of new resorts under construction has caused this to abate, to 20 percent per year.

The imputed price of the Monte Carlo partnership purchase transaction will be adjusted upward for 16 months at an annual rate of 25 percent and ten months at 20 percent. No other adjustments are warranted.

The adjusted price for Sale Number 1 becomes $5,000,000 per acre.

Comparable Number 2 is a listing involving an 11.32 acre parcel on the Northwest corner of Harmon and the Strip. The owner, who is reported to be ineligible for a gaming license, is asking from $66,000,000 (or $5,830,000 per acre) to $100,000,000 (or $8,834,000 per acre) for the site. The

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                                                                              62
                                                                  SALES ANALYSIS

lower asking price was reported to have been conditioned upon the seller retaining air rights over the site in order to develop a retail component. The higher asking price is for the entire bundle of rights. We spoke with one investor who reported offering $60,000,000 that was rejected summarily. An article on June 22 in the Las Vegas Sun on a prospective San Francisco themed resort indicated that Harvey's Casino Resorts offered $80.0 million (or $7,067,138 per acre) for the site and was rejected. We were unable to substantiate this account. Presumably, the rejected offer was for an unencumbered fee simple interest.

A number of investors or brokers commented that it was too small for mega resort development. Harmon Road precludes assemblage to the South without a skybridge. The land owner to the North is the owner of the common areas associated with a timeshare project known as the Jockey Club. Redevelopment with that northerly land owner would likely be problematic because of the approximately 14,000 individual timeshare owners' concerns about parking and access and egress to their units.

Because of our inability to substantiate the rejected offer, and the relatively small size of this site, we will employ the lowest asking price of $66,000,000 or $5,830,000 per acre but will not adjust for conditions of sale. Interest in the site by Harvey's and the prospective developer of the San Francisco themed casino resort refutes the assertion that the site is too small. We will make no other adjustments to this sale.

The adjusted price of Comparable Number 2 becomes $5,800,000 per acre.

Comparable Number 3 involves a very small parcel, of 2.06 acres that was recorded on March 17, 1997 for $13,500,000 or $6,553,400 per acre. On March 17, 1997, La Quinta Development Partners sold its fee simple interest in the 1.48 acre La Quinta motel site to the partnership that owns New York New York, which will use the site for a new rooms tower. The transaction also included La Quinta's leased fee interest in the contiguous 0.58 acre parcel that actually fronts on the Strip, and the assignment of the associated lease. The original lessee's interest was assigned to Victoria Partners the developers of the Monte Carlo, its northerly neighbor and competitor. We were unable to obtain a copy of the original lease to ascertain its remaining term. The original lease was signed in March, 1979. La Quinta Development Partners signed a confidentiality agreement which they interpret to mean that they may not discuss any aspect of the sale.

This sale supports our contention that strip land prices have appreciated considerably over the past two years, as described earlier. In addition, this most recent transaction, at $6,553,400 per acre, demonstrates that sellers are increasingly aware of the huge profit potential of core Strip real estate.

Six months have elapsed since the sale was recorded. We will adjust this sale for 6 months of appreciation at an annual rate of 20 percent.

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                                                                              63
                                                                  SALES ANALYSIS


To estimate an appropriate adjustment for the assemblage value, we will compare the assemblage value adjustment of an earlier New York, New York assemblage. The
2.07 acre Rodeway Inn parcel that was acquired in February, 1995 cost the owners of New York New York $3,864,734 per acre. The original 17.62 acre parcel was acquired in late 1992 for $1,789,843 per acre. If we adjust this sale upward for two years' appreciation at 20 percent, the equivalent price in early 1995 values grows to $2,577,000 per acre. This $1,287,734 difference suggests a 33 percent discount for the smaller sale. The imputed value of the Monte Carlo transaction of $3,193,319 per acre reflects a discount of 34 percent from the 2.07 Desert Rose Motel acquisition at $4,830,917 per acre, a few months before the Gold Strike acquisition was announced.

For the current La Quinta transactions, we will adjust the sale downward by 40 percent to account for the assemblage premium. As will be shown in the residual value analysis, it could easily be argued that there is no need for an adjustment, as the entire parcel, built out at the density that it is, could be worth as much as $14,400,000 per acre.

One more adjustment would be required for the lease buy-out. The lease buy-out to Gordon Gaming for the as yet unbuilt St. Andrews golf attraction on the westerly portion of Sale Number 7 was $3,500,000. The lease-buy-out for the Wet'n Wild water theme park on the easterly component of that transaction started at $7.0 million and declined as the improvements depreciated. While both parcels were significantly larger than the 0.58 acre restaurant site involved in Comparable Sale Number 3, neither involved buying out a direct competitor. There were no improvements on the St. Andrews Golf site, and the cost of the Wet'n Wild improvements were the basis of the buy-out.

We will assume that the cost of buying out the remaining term of the restaurant lease is approximately $1,000,000. This equates to an approximately 7 percent adjustment. Because of the two story, stick frame construction, we will estimate demolition costs at one-third of the high rise rate, or $2,775 per guest room (8,333 x .333) for a 114-room property. Demolition costs are estimated at roundly $300,000, or 3 percent of the sales price per acre.

The adjusted price per acre of Sale Number 3 becomes $5,000,000.

Sale Number 4 is of the 47.3 acre site formerly occupied by the Hacienda Hotel. This site was acquired in August, 1995 by Circus Circus for $80,000,000 or $1,691,650 per acre with the intent to redevelop the site. No adjustments are necessary for interest conveyed, financing or conditions of sale. The price was set eight months earlier, in January of 1995, by a former Circus Circus executive, Mr. Bill Bennett, who was forced to relinquish the deal due to a perceived conflict of interest. This history is important for two reasons: 1) it establishes that there was no assemblage motivation in the setting of a sale price; and 2) the number of months used for the market condition adjustment should be greater than would be suggested by the date escrow closed. This sale should be adjusted for a market condition adjustment for the longer period.

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                                                                              64
                                                                  SALES ANALYSIS


When paired with Sale Number 5, the Hacienda sale provides our first indication of the magnitude of location adjustments.

The Hacienda sold at the approximate same time as Sale Number 5, which is located immediately south. The primary differences between Sales 4 and 5 are in: site improvements, size, and location.

Unless the cash flow generated by the Hacienda increased materially after its sale, the value of the interim use was not likely to have offset the costs associated with demolishing the 1,115-room hotel; and the mitigation of any environmental issues caused by the 363-space Recreational Vehicle park.(9) The remaining differences are in size and location.

Sale Number 5 involved a 73-acre parcel that sold in March 1995 for $989,965 per acre. We can find no evidence from other sales that the entirety of this 70 percent price differential is attributable to the increase in size from a 40- to 45- acre site to a 70- to 75-acre site. We believe that the primary reason that Sale Number 4 sold at a premium over Sale Number 5 was because Sale Number 5 is 1,000 lineal feet further South. We will attribute 20 percentage points of the price differential to the size issue, and 50 percentage points of the differential to location.

The 1,000 foot distances had ramifications from an air rights standpoint as well as a traffic perspective. The seller of the Hacienda expressed a belief that both sales are affected by the sites' proximity to McCarran Airport and the uncertainty caused by the FAA's ability to limit the building height. While any building in Clark County requires FAA approval to exceed 100 feet (or 9 stories), this approval is not a formality in the vicinity of the airport. Until the approval was granted in April, 1997 for the height variance, the FAA would make no prognostications as to whether it would likely permit a significant variance or the recommended 167 feet (approximately 17 stories). The Hacienda's tower was only 11 stories tall. However, the Luxor, located immediately north of the Hacienda was approved for 30 stories, which is the current average height for the existing major casino resorts.

We will split the remaining 50 percent adjustment evenly between a location factor relating to distance from the core area and a zoning adjustment for the FAA issue. These adjustments will be made at a rate of 25 percent for each 1,000 feet a site is located in the "wrong" direction.

At a rate of 25 percent for every 1,000 lineal feet of distance, Sale Number 4, the Hacienda, would need to be adjusted upward for location and for the FAA related zoning issue by 63 percent (for each), since it is located approximately 2,500 feet south of Tropicana (2,500/1,000 x .25). Sale

------------------

(9) Circus Circus would not disclose demolition costs, or the EBITDA of the Hacienda during its interim operation. The costs of demolishing the Sands, combined with asbestos and underground storage tank clean up suggest that the Hacienda's demolition costs could be $9,300,000 (1,115 x $8,333).

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                                                                              65
                                                                  SALES ANALYSIS


Number 2 would require 88 percent location and zoning adjustments, since it is 3,500 feet south of Tropicana (3,500/1,000 x .25). Prior to the location and FAA zoning issues, the time of sale adjustments of nearly three years on Sale Number 4 and two and one half years on Sale Number 5 must be applied.

The adjusted price per acre for Comparable Sale Number 4 becomes $6,600,000, compared to an adjusted price per acre for Comparable Sale Number 5 of $4,900,000.

Comparable Number 6 is the 20.86 acre site of the El Rancho Casino hotel, which sold in January of 1996 for $2,285,331 per acre. The developers, a New Jersey group, intended to redevelop the site with the Orion project, which was to have 210,000 square feet of casino space, 300,000 square feet of retail space, and 2,400 hotel rooms. Shortly after this transaction they attempted to purchase an additional 15.0 acres on the back side of the El Rancho site, but allowed that transaction to fall out of escrow when they encountered difficulties in obtaining financing in the wake of the negative publicity surrounding the Stratosphere.

Seller financing was provided for $16,500,000 or 40 percent of the purchase price. The first $6,500,000 note to the seller was paid off within two months of the transaction. No cash equivalent adjustment is warranted. This sale requires a market condition adjustment for the nearly two years that have transpired since it occurred, and a 163 percent locational adjustment to account for its 6,500 foot distance from the northern boundary of the core Strip area (6,500 / 1,000 x .25). When compared to Comparable Sale Number 7, which is immediately north of Comparable 6, and particularly in light of the events that have transpired since then, it appears that the out-of-town buyers of Comparable 6 over-paid for it.

The adjusted price per acre of Comparable Number 6 is $8,000,000, which provides the high end of the range.

Comparable Sale Number 7 is immediately north of Comparable 6 but spans both sides of the Strip. This 66.04 acre assemblage was technically acquired by Gordon Gaming which then flipped the easterly and smaller of the two parcels to Sahara Gaming as part of a 1031 tax free exchange. Sahara Gaming traded a separate 22 acre site on the east side of Paradise for the easterly site included in this comparable sale, in conjunction with their sale of the Sahara Hotel to Gordon Gaming. There is no need for a cash equivalency adjustment, as the Howard Hughes Corporation received $61,738,500 in cash ($934,865 per acre) for the site.

The 66.04 acre comparable is located approximately 7,500 feet north of the Spring Mountain/Sands Avenue intersection, and so should be adjusted upward 188 percent for its inferior location (7,500/1,000 x .25.)

Both parcels were affected by leases, although the lessee for the parcel on the western side of the Strip had not yet constructed any improvements. The cost of lease buy-out for the westerly parcel

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                                                                              66
                                                                  SALES ANALYSIS


was $3,500,000. Sahara Gaming negotiated a stepped down lease buy-out, starting at $7,000,000 which diminished to a nominal sum over time. It had no imminent plans for development, and sought only to keep a foothold on the Strip. Demolition costs for the Wet'n Wild improvements were estimated by the buyer at $1,500,000. The subject is a vacant, buildable site with no leases encumbering it. To adjust this sale to be comparable to the subject requires recognizing the two years appreciation, leasehold buy-outs, and demolition costs. We will assume however that a prudent buyer would have allowed the water theme park to operate during his design, approval and financing phase, and that this savings in the buy-out formula would offset the demolition costs. The transaction will be adjusted upward for a net $10,500,000 for the lease buy-outs and demolition costs. This equates to $158,995 per acre, or 11 percent of the time-adjusted price per acre. Because of the comparable's approximately 66 acre size, we will adjust this comparable upward by 20 percent, as was done for Sales Comparable 5.

The adjusted price of Comparable Number 7 equates to $4,600,000 per acre.


SALES COMPARISON CONCLUSION

After adjustments, the range of prices for our land sales comparables ranged from roundly $4,600,000 to $8,000,000 per acre, with an average price of $5,700,000 per acre. Unfortunately all of the sales were either extremely complicated, or required significant levels of adjustment. The three closest sales, which required the lowest total percentage adjustments, ranged from $5,000,000 to $5,800,000 per acre, with an average of $5,250,000 per acre.

In addition to the sales verification process, we spoke with a number of persons who are attempting to purchase sites in the core Strip area. Two participants, unwilling to pay more than $3,000,000 per acre, have been unable to find anything with an acceptable location in their price range. A third buyer, who wishes to remain anonymous, has begun the painstaking process of assembling a site in the core Strip area. When the assemblage is complete, and after demotion and mitigation costs, this buyer expects to have spent between $5,000,000 and $7,000,000 per acre.

The subject parcel is fairly unique. It is located in the core Strip area, and will offer better views of the Mirage and Treasure Island attractions than are available from either of those resorts. More importantly perhaps its physical proximity to the 1.0 million square foot Sands Expo Center, which will provide a significant source of higher rated mid-week business. As there was no empirical way to determine an appropriate adjustment for this factor, none was included in our analysis. The subject's assumed easements situation can be likened to a golf resort site, in which the golf course itself has already been developed and the hotel developer needs only to purchase a hotel pad. This adds a premium to the hotel site over sites that are close to, but not part, of the golf course.

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                                                                              67
                                                                  SALES ANALYSIS


However, considering the magnitude of some of the adjustments, we will select the average value of $5,250,000 per acre or $233,889,000. From this, we will deduct the cost of the 800 parking spaces are required in the easement ($7,200,000) and the cost of the environmental mitigation ($700,000). The net value is therefore $225,000,000 rounded or approximately $5,050,000 per acre.

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                                                                              68
                                                               RESIDUAL ANALYSIS


                                RESIDUAL ANALYSIS

Because of the widespread availability of net operating income data for the publicly traded gaming companies, a large number of land owners along the Las Vegas Strip appear to have priced their land using a residual approach, assuming casino hotel use. This is true even for land owners who are believed to be ineligible for gaming licenses, as is the case in Comparable Number 2 in the Sales analysis, and in cases where the site is too small for such a use on a stand-alone basis.

To perform our residual analysis, we performed a residual analysis on two recently completed mega resorts utilizing available data on earnings before income taxes, depreciation and amortization (EBITDA) and reported construction costs. The assumptions and methodology for our analysis is discussed below.


BASIC ASSUMPTIONS

To determine market value, it is important to use a fairly generic set of assumptions as opposed to a specific investor's assumptions. To do otherwise would be to produce an estimate of Investment Value. The current parcelization proposed for the subject site, assumes a two-phase development in which the site area for Phase I, is 30.1 acres as it will contain the shared power plant. The Phase II Lido site, comprised of the remaining 14.4 acres, would be smaller than is typical, for mega-resort development on a stand-alone basis. The New York New York project will, after the most recent assemblage, have a site area of approximately 22 acres. For our residual analysis that is intended to determine market value, we will assume a more even apportionment of the larger parcel into two like sized parcels. For our residual analysis, we will assume a site size for the subject of 22.25 acres.

Similar issues arise in determining a capitalization rate. Too specific assumptions regarding borrowing power or required returns would yield an Investment Value. For example, the Circus Circus and Mirage Partnership is likely to be able to finance debt at a relatively advantageous rate. The capitalization rate used for the residual calculation for the Monte Carlo will assume a buyer that is subject to market rate terms.

And finally, the cost estimates in our analysis will be based on "market costs" rather than the developer's specific costs for the proposed Venetian resort. The developer's cost estimates are based upon a facility that will have significantly larger room size and significantly higher quantities of meeting space and retail space than are typical for the Las Vegas market today. No other resort in Las Vegas has a basic guest room of the size and quality envisioned for the Venetian. To equal the approximately 225,000 square feet of meeting and convention space planned for the Venetian Resort one would have to add together the space presently offered at the Mirage, Treasure Island, and Caesar's. These three hotels have a combined room inventory of 7,430 rooms. Only Caesar's offers

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                                                                              69
                                                               RESIDUAL ANALYSIS


a similar quantity of retail space. The Venetian's superior accommodations, meeting space and retail space enhancements, should logically contribute to a higher stream of income from the property. However, the market standard for Las Vegas' casino resorts is a tradition of providing a mediocre guest room product and of depending on the Convention Center and the Sands Expo Center to generate convention demand.

The subject's costs are further complicated by the inclusion of the costs of the shared physical plant and parking. Because of the above-market physical product envisioned, and the common facility costs that are included in the subject's cost estimates, we will base our cost estimates on a more generic market standard product. The denser utilization of the site, as planned for the Venetian which incorporates an all-suite guest room configuration and 415,000 square feet of retail space should logically produce a greater return to the land than the generic market standard casino hotel.


ESTIMATING AN APPROPRIATE CAPITALIZATION RATE

There have been no sales of single new mega casino resorts. Current rules of thumb prescribe that gaming properties should transact at multipliers of 5.0 to
7.0 times the Earnings Before Income Taxes, Depreciation and Amortization (EBITDA) which equates to a capitalization rate range of 14.3 percent ( 1 / 7 ) to 20 percent ( 1 / 5 ).

To determine an appropriate capitalization rate that is specific to a new mega resort on the best section of the Strip, we will use the band of investment technique. This technique is based upon assumptions of debt to equity ratios, interest rates, and rates of return to the owner. To determine an appropriate debt to equity ratio, we talked to a lending officer with Bank of America's Gaming department. The interest rates charged are a function of debt to equity ratios and are influenced by the size and number of other casino hotel projects a borrower may have. Larger gaming companies with representation in numerous markets are perceived to have less risk than one casino company. However, a very good core Strip location would be deemed to also reduce risk.

Prior to its opening, the New York New York loan was arranged at an approximately 50 percent loan to value basis with a floating interest rate that is 175 basis points over LIBOR.

The MGM Grand was able to retire its construction financing at a floating rate that is approximately 250 basis points over LIBOR. The loan to value was typical, which we infer from other comments made to be approximately 55 to 60 percent.

The Rio, which is not on the strip and is a single property enterprise, is currently paying an interest rate that is 300 basis points over LIBOR. This is attributable to its highly leveraged position during the expansion. Prior to its taking on more debt for the expansion, the Rio's interest rate was only 200 basis points over LIBOR.

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                                                                              70
                                                               RESIDUAL ANALYSIS


As of the date of value, LIBOR was approximately 6.1 percent on a one-year note. Thus, the interest rates discussed ranged from a low of 7.85 percent for New York New York, to a high of 9.1 for The Rio. It is interesting to note that these rates, which are floating, are lower than the fixed rates for full-service hotels. The most recent issue of the Landauer Hotel Investment Outlook indicates that the average interest rate for a full-service hotel loan is approximately
8.79 percent, based on an average loan to value ratio of 64 percent. We attribute the relatively low casino hotel interest rates to the increasing diversification of the stream of income and the perceived strength of the Las Vegas market. Bank of America sponsored a conference for Gaming lenders in late February of 1997. A March 3, 1997 Las Vegas Business Press cover story reported that a representative of PNC Bank "was comforted by the diversification of the Las Vegas casino revenue away from straight gaming...'Many of the casinos have shown increased cash flow despite the decline in gaming win. They have more room, food and entertainment revenue--it is a better balanced source of cash flow' ".

We will assume that the subject property receives a loan to value ratio of 60 percent. To take into account that today's rates may be relatively low from a historical standpoint, we will assume that an appropriate interest rate for a stand alone mega resort with a core Strip location would be 9.0 percent. Given that this rate is currently being paid by the Rio, with its off-strip location and relatively highly leveraged situation, this appears to be a conservative assumption. We will assume a 20 year amortization schedule and monthly payments, which yields a debt constant of .10797.

On the equity side, we will assume that a typical mega casino resort owner would expect a 26 percent return on his equity. This compares to an average leveraged yield rate of 21.4 percent for generic full-service hotels at this time.

These assumptions yield a capitalization rate of 17.0 percent, as indicated in the following calculation:


            Debt:    60%      x       .10797   =        .06478

            Equity:  40%      x       .26      =        .10400
                                                        ------

            Total    100%     x                         .16878

            Rounded                                     .17

COST ESTIMATES

To determine appropriate cost estimates, we reviewed annual reports and the quarterly SEC filings of the partners involved in constructing the Monte Carlo and the New York New York project.

The Monte Carlo is a middle market product, consistent with Circus Circus' orientation in that market. (Mirage Resorts, Inc. was a passive partner in the development of the project.) The total

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                                                                              71
                                                               RESIDUAL ANALYSIS


costs, including land and all financing and pre-opening expenses, have been reported in the annual reports for Mirage and Circus Circus as $350,000,000. From this, the book value of the land contribution must be deducted ($47,000,000), along with another roundly $10,000,000 that was expended to purchase a 2.0 acre site formerly occupied by the Desert Inn Motel. The hard and soft costs were a total of $293,000,000 (350.0 - 47.0 - 10.0), or $97,213 per guest room. We will use this figure only for the Monte Carlo residual calculation, as we do not believe such a low quality product would start construction today in a core Strip location.

The New York New York project has a reported cost of $460,000,000. None of the data we were able to obtain indicated whether land or capitalized interest were included in the calculation. On a per room basis, this cost was $226,044 per guest room, well over twice the cost reported for the Monte Carlo. Since it can be argued that, at 2,035 rooms, New York New York has a lower ratio of rooms for the casino and public spaces provided, and that the costs of construction on a relatively tight site would be much higher, we will assume that this cost includes all hard and soft costs but not the book value of the land.

Because of the unique attributes of the subject site, we will assume that a high quality product is completed on the subject site. Consistent with our conclusion as to highest and best use, we will assume that a significant retail component and some meeting space is included. To estimate a "market cost" for the more generic product assumed in this analysis, we will increase the per room cost estimate of New York New York by 20 percent, to approximately $270,000 per key. For a 3,000 room project, the total hard and soft costs are estimated at $810,000,000.

This compares to the Venetian cost budget of approximately $293,000 per key, before entrepreneurial profit. The subject's superior features and amenities accounts for a budgeted cost per room that is considerably above either the Monte Carlo or New York New York.


THE MONTE CARLO RESIDUAL CALCULATION

The Monte Carlo opened on June 21, 1996. In its first full 193 days of operation, its partners reported that it generated $147,300,000 in gross revenues and $70,600,000 in EBITDA. We assumed that any "novelty effect" would be offset by the likely inefficiency in the initial months' operation. (Typically casino hotels overstaff for the initial months of operation, and anticipate that a certain number of the new hires will fail to meet management's performance expectations.) On an annual level, it appears that the Monte Carlo will have gross revenues of $278,600,000 and EBITDA of approximately $92,900,000. This estimate appears conservative relative to other Circus Circus managed hotels given the Monte Carlo's superior location.

EBIDTA does not include any reserves for the replacement of short lived items. This is the custom in the local market. Returns to the investor are relatively high to take capital expenditures into

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                                                                              72
                                                               RESIDUAL ANALYSIS


account, which are funded from cash flow on an as-needed basis. Neither are third-party management fees deducted, as these properties are almost uniformly owner-managed.

The net cash flow that may be capitalized for an estimate of value is $92,900,000. The estimated value for the Monte Carlo is $546,000,000, rounded (92,900,000 / .17)

As related above, the total hard and soft construction costs of the Monte Carlo were $293,000,000. Deducting this from the estimated value produces a value of the land and entrepreneurial profit of $257,000,000 (550.0 - 293.0).

According to the annual reports, Circus Circus took no developer's fee for managing the construction of this hotel. We will however factor in entrepreneurial profit. Because of the scale of the project, we have estimated entrepreneurial profit at 25 percent of the hard and soft costs of $293,000,000, or roundly $73,250,000. The residual land value is $179,750,000 (rounded). With a site size of 45.72 acres, the residual land value is $3,933,000 or $3,900,000 per acre, rounded. This is within 2.0 percent of our time adjusted land value via the Sales Comparison Approach.


NEW YORK NEW YORK RESIDUAL

As of the writing of this appraisal, only 179 days operating data was available on the EBITDA for New York New York. We will annualize the 179 days EBITDA of $70,600,000 without factoring in any seasonality This equates to $144,000,000 in EBITDA annually [70,600,000 / (179/365)]. As with the Monte Carlo, this assumes that any novelty effect in the revenues is offset by inefficiencies in the initial month's operations.

Applying a 17 percent capitalization rate to this figure yields a value of approximately $850,000,000 (144,400,000/.17). As described earlier, hard and soft costs were estimated at $460,000,000 leaving $390,000,000 in value for land and entrepreneurial profit. Deducting entrepreneurial profit of approximately $92,000,000 (almost 20 percent) leaves a value for the land of $295,000,000. With a total site area of 20.5 acres, the residual value is approximately $14,400,000 per acre.

This exercise also indicates to us that the consumer market prefers highly themed casino resorts that are attractions in and of themselves. The Monte Carlo, a low-cost project with very little in the way of sightseeing attractions, is not as successful as New York New York, which is a sightseeing attraction.


THEORETICAL RESIDUAL CALCULATION FOR THE SUBJECT PROPERTY

For our residual approach, we have assumed a generic but high quality product. Its location and proximity to the Sands Expo Center should enable a casino hotel on the subject site to achieve gross

                                                                              73
                                                               RESIDUAL ANALYSIS


and net revenues that are comparable to the top tier of mega casino resorts. To estimate an appropriate level of EBITDA for this theoretical property, we utilized the blended results of its nearest neighbors, the Mirage and Treasure Island. While the Mirage is one of the most profitable resorts on a per room basis, the Treasure Island resort has an EBITDA that is very consistent with generic mega-resort performance. The 1996 Annual Report for Mirage Resorts indicated that the combined EBIDTA for these properties in 1996 was $354,400,000 or approximately $59,600 per hotel room.

We will multiply this figure by the assumed 3,000 rooms for a EBITDA for the theoretical subject property of $178,800,000 (rounded).

Applying a capitalization rate of 17 percent derives a value of approximately $1,050,000,000 for the generic project.

After deducting the assumed hard and soft costs of roundly $810,000,000 (as described earlier) from the estimated value of $1,052,000,000, we are left with $242,000,000 in value for the generic product's land and entrepreneurial profit. We estimated entrepreneurial profit of $121,500,000 on this nearly billion dollar deal, 15 percent of the hard and soft costs. This is more than eight times the amount at which Marriott recently bought out Doubletree Hotels' contract to buy the Renaissance Hotel Company in a deal of a similar scale.

For the reasons described above, we have assumed a more typical split of the larger 44.6 acre parcel and have calculated the value per acre based on a theoretical 22.3 acre parcel. This produces a rounded value per acre of $5,400,000 (120,500,000 / 22.3).

The residual values calculations are summarized in the following table:

                                                                   Theoretical
                           Monte Carlo      New York New York        Subject
                         --------------    -------------------   ---------------
EBITDA                    $923,900,000         $144,400,000        $178,800,000
Capitalization Rate                .17                  .17                 .17
Estimated Value           $546,000,000         $850,000,000      $1,052,000,000

Cost                      $293,000,000         $460,000,000        $810,000,000
Entrepreneurial Profit     $73,250,000          $92,000,000        $121,500,000
                         --------------    -----------------     ---------------
Land Value                $179,750,000         $295,000,000        $120,500,000

Acres                             45.7                 20.5                22.3
Value Per Acre              $3,933,000          $14,290,000          $5,404,000
Rounded                     $3,900,000          $14,400,000          $5,400,000

                                                                              74
                                                               RESIDUAL ANALYSIS


Clearly, the density of development has profound effects on value estimates using the residual approach. We question whether the Monte Carlo would be constructed on 45.7 acres of core Strip land given today's market conditions. Using a residual methodology, the average price per acre is $7,900,000.

From the residual technique, we estimate a land value of $5,400,000 per acre, based on the most generic assumption of our residual calculations.

The residual technique suggests a value of $240,570,000 for the 44.55 acre subject site. From this, we must deduct the cost of the 800 incremental parking stalls ($7,200,000) and the environmental mitigation of $700,000. This reduces the concluded value via the residual approach to $232,670,000 rounded or $5,200,000 per acre.

The developer's proposed site plan calls for the Venetian to be constructed on a
30.9 acre parcel and the second phase 3,000-room tower to be constructed on an approximately 13.7 acre parcel. Because of the disproportionate land allocation, a market based residual allocation is not meaningful for the specific investor's site planning.

                                                                              75
                                                                  RECONCILIATION


RECONCILIATION

To appraise the subject parcel, we used the sales comparison technique and the residual technique. The value conclusion from the sales comparison technique was $225,000,000, rounded, or $5,050,000 per acre. The comparables used were complicated transactions requiring numerous adjustments. The magnitude of adjustments was considerable.

From the residual technique we derived a market value of $233,000,000, rounded, or $5,200,000 per acre. This scenario assumed a relatively high density, but one that is supported by the New York New York project and by the expansion activity on other mega resorts sites.

This technique involved a key of assumptions regarding capitalization rates and appropriate levels of entrepreneurial profit. However, the residual approach supports that the net $5,050,000 per acre price estimated for the subject parcel using the sales comparison technique is a reasonable, economically viable price per acre.

We conclude that on October 17, 1997, the market value of the fee simple interest in the 44.55 acre subject site, as if vacant and ready for development and encumbered by the mutual easements previously described, was:


                     TWO HUNDRED TWENTY FIVE MILLION DOLLARS
                                  $225,000,000

We conclude that on October 17, 1997, the market value of the fee simple interest in the 30.86 acre Venetian site, as if vacant and level, was:


                     ONE HUNDRED FIFTY FIVE MILLION DOLLARS
                                  $155,000,000

We conclude that on October 17, 1997, the market value of the fee simple interest in the 13.69 acre Lido Site, as if vacant and level, was:


                             SEVENTY MILLION DOLLARS
                                   $70,000,000

This value is subject to the assumptions and limiting conditions as set forth in the Addenda to this document.

                              LAND COMPARABLE NO. 1



IDENTIFICATION:

      Location:               Monte Carlo Casino Site
      City, State:            Las Vegas, Nevada
      Assessor's Parcel No.   162-20-701-020 /after consolidation with
                              3.0 acre parcel.

      Estate:                 Fee Simple

TRANSACTION DATA:

      Sale Date:              September 1995
      Sale Price:             $147,000,000
      Terms:                  Imputed price for 100% interest; part of
                              company acquisition
      Grantor:                Gold Strike Resorts
      Grantee:                Circus Circus Enterprises
      Document:               Not recorded


SITE DESCRIPTION:


      Land Area:              45.72 acres
      Improvement of Sale:    Vacant w/ plans and approvals
      Utilities:              All to site
      Topography:             Level
      Zoning:                 H-1


VALUE INDICATOR:

      Price Per Acre:         $3,193,351


COMMENTS:

      Acquired along with 50% interest in the Elgin Illinois Riverboat, 2 casinos in Jean, NV and 1 casino in Henderson, NV. See attached work sheet.

                              Monte Carlo Worksheet

From Circus Circus' annual report on Gold Strike Acquisition
Cash                                                                                  $ 12,000,000
Assumed Debt                                                                           165,000,000
17.0 m share stock discounted at 30% (price $25.15 on 3/19 announc.)                   300,475,000
Market value acquisition                                                               477,475,000

Assets Acquired:
50% interests in Elgin Riverboat.   8 months EBIT for Circus in '95 was $32.6 m
     $ 32.6    /      8    x    12 months  =  $48.9  /  17%                            287,647,059
     Estimated for 100% interest in riverboat is  $575.3 million
3 casinos; 2 in Jean, 1 in Henderson; 8 months EBIT for Circus in '95 was $12.4
     $12.4     /      8    x    12 months  =  $18.6  /  17%                            109,411,765
     Estimate is    $36.5    million per casino

Value of 50% interest in Monte Carlo, at time plans, approvals, and dirt                80,416,176
                                                                                                 2
Value of 100% interest                                                                 160,832,353
                                                                                       160,830,000

Less estimated design fees, arch fees etc. based on Venetian's $34.3 cost on
     a total project cost of $967.6, or 3.5%) $293.0    5.0%                            14,650,000

Dirt Value                                                                             146,300,000
Rounded                                                                                146,000,000
Acres   (gross)                                                                              45.72
Price per acre                                                                           3,319,351


The Elgin Riverboat is personal property; its dock-side facilities are a leasehold interest. After the investors have recovered their $112 m investment, the partnership is required to pay 20 percent of its after tax income to the city of Elgin and Kane County.

The 17 percent capitalization rate used takes into account the greater dilution of the income stream in EBIT (depreciation and amortization have been deducted) but also the offsetting factors relating to the interest involved (personal property and a leasehold estate in the case of the Riverboat) and the secondary locations involved in the land based casinos. These casinos receive nearly all of their net income from gaming operations.

                              LAND COMPARABLE NO. 2


IDENTIFICATION:

         Location:                          N.W. Corner of Harmon & Strip Site
         City, State:                       Las Vegas, Nevada
         Assessor's Parcel No.:             162-20-603-005,006

         Estate:                            Fee Simple


TRANSACTION DATA:

         Sale Date:                         Listing
         Sale Price:                        $66,000,000
         Terms:                             Not applicable
         Grantor:                           R & Z Corporation
         Grantee:                           Not applicable
         Document:                          Not applicable


SITE DESCRIPTION:

         Land Area:                         11.32 acres
         Improvement of Sale:               Vacant
         Utilities:                         All to site
         Topography:                        Level
         Zoning:                            H-1


VALUE INDICATOR:

         Price Per Acre:                    $5,830,389


COMMENTS:

         Too small for mega resort development, Harmon Street to the south affects southerly assemblage. Parcel to immediate North is owned by the same entity that has title to the common areas of the Jockey Club timeshare project. Joining and developing these two sites would require concessions to and from the approximately 14,000 individual owners of the timeshare project.

                              LAND COMPARABLE NO. 3



IDENTIFICATION:

         Location:                   La Quinta Site
         City, State:                Las Vegas, Nevada
         Assessor's Parcel No.:      162-20-801-002,003

         Estate:                     Fee Simple (1.48 acres) and Leased Fee 0.58


TRANSACTION DATA:

         Sale Date:                  March 1997
         Sale Price:                 $13,500,000
         Terms:                      All cash
         Grantor:                    La Quinta Development Partners
         Grantee:                    MGM Grand & Primadonna
         Document:                   970317.01522


SITE DESCRIPTION:

         Land Area:                  2.06 acres
         Improvement of Sale:        Inn and restaurant
         Utilities:                  All to site
         Topography:                 Level at street grade
         Zoning:                     H-1


VALUE INDICATOR:

         Price Per Acre:             $6,553,398


COMMENTS:

         The fee simple interest in the land which is improved with the La Quinta Inn was sold concurrently with the leased fee interest in the 0.58-acre Carrows Restaurant site. New York-New York needs the 2.06-acre site if it is to expand. It is not clear whether this can be done without the frontage portion occupied by the restaurant. No information was available on the costs to buy-out the lease, or demolition costs.

                              LAND COMPARABLE NO. 4


IDENTIFICATION:

         Location:                          S.W. Corner of Las Vegas Boulevard
                                            South and Hacienda
         City, State:                       Las Vegas, Nevada
         Assessor's Parcel No.:             169-29-701-001

         Estate:                            Fee Simple

TRANSACTION DATA:

         Sale Date:                         August 31, 1995
         Sale Price:                        $80,000,000
         Terms:                             All cash
         Grantor:                           Sahara Gaming Corporation dba
                                            as Hacienda Hotel, Inc.
         Grantee:                           Circus Circus, dba Pinkless, Inc.
         Document:                          9508310249


SITE DESCRIPTION:

         Land Area:                         47.29 acres
         Improvement of Sale:               1,115 room hotel
         Utilities:                         All to site
         Topography:                        Level at street grade
         Zoning:                            H-1


VALUE INDICATOR:

         Price Per Acre:                    $1,691,690


COMMENTS:

         This is the sale of the Hacienda Hotel for redevelopment purposes. The buildings were demolished on December 31, 1996. The sales price was initially negotiated by another buyer, a former Circus Circus executive who, due to a conflict of interests, was forced to relinquish the deal to Circus Circus. The buyer owns the remainder of the block to the south and most or all of the block to the north. Circus Circus would not disclose demolition costs or interim EBITDA.

                              LAND COMPARABLE NO. 5



IDENTIFICATION:

         Location:                          N.W. Corner of Las Vegas Blvd. and
                                            Russell Road
         City, State:                       Las Vegas, Nevada
         Assessor's Parcel No.:             162-29-701-002 and 162-29-801-001


TRANSACTION DATA:

         Sale Date:                         March 1995
         Sale Price:                        $73,000,000
         Terms:                             All Cash
         Grantor:                           West State Land
         Grantee:                           Circus Circus Enterprises
         Document:                          950303:01059

SITE DESCRIPTION:

         Land Area:                         73.74 acres
         Improvement of Sale:               Vacant
         Utilities:                         Off-sites installed, available
         Topography:                        Level
         Zoning:                            H-1


VALUE INDICATOR:

         Price Per Acre:                    $989,965


COMMENTS:

         This property is located south of Hacienda Hotel/Casino. It is planned for development of the Millennium project, a multi-phased, multi-property, gaming development.

                              LAND COMPARABLE NO. 6



IDENTIFICATION:

         Location:                          2755 Las Vegas Boulevard South
         City, State:                       Las Vegas, Nevada
         Assessor's Parcel No.:             162-09-602-002

         Estate:                            Fee Simple


TRANSACTION DATA:

         Sale Date:                         January 26, 1996
         Sale Price:                        $43,500,000
         Terms:                             All cash and notes
         Grantor:                           Las Vegas Entertainment Network
         Grantee:                           Orion Casino Corporation, a wholly
                                            owned subsidiary of International
                                            Thoroughbred Breeders
         Document:                          960124-1152 recorded 1/24/96


SITE DESCRIPTION:

         Land Area:                         20.86 acres
         Improvement of Sale:               El Rancho Hotel and Casino
         Utilities:                         All to site
         Topography:                        Level
         Zoning:                            H-1


VALUE INDICATOR:

         Price Per Acre:                    $2,085,331


COMMENTS:

         Planning to raze site and redevelop as the Starship Orion Resort with 7 separately owned and operated casinos. Casinos to be structured like anchor tenants in a shopping mall. The seller received one of the casino spaces as a continued participatory interest.

                              LAND COMPARABLE NO. 7


IDENTIFICATION:

         Location:                      2600 and 2601 Las Vegas Boulevard South
         City, State:                   Las Vegas, Nevada
         Assessor's Parcel No.:         162-09-602-001 005 plus 2nd parcel

         Fee Simple                     Fee Simple

TRANSACTION DATA:

         Sale Date:                     October 2, 1995
         Sale Price:                    $61,738,500
         Terms:                         All cash
         Grantor:                       Howard Hughes Corporation
         Grantee:                       The Gordon Gaming Corporation and
                                        Sahara Gaming Corporation
         Document:                      951002-73


SITE DESCRIPTION:

         Land Area:                     66.04 acres
         Improvement of Sale:           Vacant
         Utilities:                     All to site
         Topography:                    Level at street grade
         Zoning:                        H-1


VALUE INDICATOR:

         Price Per Acre:                $934,865


COMMENTS:

         Transaction involving two parcels was negotiated in conjunction with the 20.87 acre Wet'N' Wild site and the 39.17 acre St. Andrews Golf site parcel located directly across Las Vegas Boulevard South. Cost to buy out the lease for the as of then undeveloped St. Andrews Golf lease was $3.0 million. Cost to buy out Wet'N Wild lease was $7.0 million if exercised immediately and stepped down to zero after 4 to 5 years. Rental income from Wet'N Wild which is open only part of the year, was nominal. Demolition costs estimated at $1.5 million.

                               SUBJECT PHOTOGRAPHS

















                  View into site looking East from the Mirage,
                    one remaining Sands Building is visible.
             The Sands Expo Center is visible behind this building.














       View North from site looking into what is planned as the Lido Site, and beyond into the Desert Inn Golf Course.

                               SUBJECT PHOTOGRAPHS

















            View from back of site towards Las Vegas Boulevard South. Harrah's is on the left. The back of the Casino Royale is in the center, and the Mirage is visible to the right.















            Likely view into the Mirage from West facing guest rooms.

                            NEIGHBORHOOD PHOTOGRAPHS

















          The Strip looking South, in the vicinity of the subject site.
















                             The Sands Expo Center.